          As filed with the Securities and Exchange Commission on June 18, 1999.
                                                             File Nos. 333-_____
                                                                       811-07711
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

                 REGISTRATION STATEMENT UNDER THE
                 SECURITIES ACT OF 1933                  [X ]

                 PRE-EFFECTIVE AMENDMENT NO.             [  ]
                 POST-EFFECTIVE AMENDMENT NO.            [  ]

                                     and/or

                        REGISTRATION STATEMENT UNDER THE
                         INVESTMENT COMPANY ACT OF 1940

                 AMENDMENT NO. 6                         [X ]
                        (Check Appropriate Box or Boxes)

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT H
                           (Exact Name of Registrant)

                   JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                      JOHN HANCOCK PLACE, BOSTON, MA 02117
        (Address Of Depositor's Principal Executive Offices) (Zip Code)
       Depositor's Telephone Number, Including Area Code: (617) 572-8050

                           RONALD J. BOCAGE, ESQUIRE
                   JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY
                               JOHN HANCOCK PLACE
                                BOSTON, MA 02117
                    (Name and Address of Agent for Service)

Approximate date of proposed public offering: as soon as practicable after the effective date of this Registration Statement.

Title and amount of securities being registered: interests under flexible premium deferred variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT H
                             CROSS REFERENCE SHEET
                            Pursuant to Rule 495(a)

            Form N-4 Item                         Prospectus Caption
            -------------                         ------------------

1. Cover Page.....................     Cover Page

2. Definitions....................     Index of Key Words

3. Synopsis.......................     Fee table

4. Condensed Financial Information     Not applicable

5. General Description of Registrant,
   Depositor and Portfolio Companies   Cover Page; Description of John Hancock;
                                        How we support the variable investment
                                        options.

6. Deductions and Expenses........     What fees and charges will be deducted
                                        from my contract?

7. General Description of Variable
   Annuity Contracts................   What is the contract?

8. Annuity Period.................     The annuity period

9. Death Benefit..................     What happens if the annuitant dies
                                        before my contract's date of maturity?
                                        Payment of death benefits; Distribution
                                        requirements following death of owner

10. Purchases and Contract Value..     Distribution of the contracts; How will
                                        the value of my investment in the
                                        contract change over time?

11. Redemptions...................     What fees and charges will be deducted
                                        from my contract? How can I withdraw
                                        money from my contract? Can I change my
                                        contract's investment options? Can I
                                        return my contract?

12. Taxes.........................     Tax information

13. Legal Proceedings.............     Not applicable

14. Table of Contents of Statement of
    Additional Information...........  Registration statement

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT H
                             CROSS REFERENCE SHEET
                            Pursuant to Rule 495(a)

           Form N-4 Item                Statement of Additional Information
           -------------                -----------------------------------
                                                      Caption
                                                      -------
15. Cover Page....................   Cover Page

16. Table of Contents.............   Table of Contents

17. General Information and History  Not Applicable

18.  Services.....................   Not Applicable

19.  Purchase of Securities Being
     Offered......................   Not Applicable

20.  Underwriters.................   Not Applicable

21. Calculation of Performance Data  Calculation of Performance Data

22. Annuity Payments..............   Calculation of Payments

23. Financial Statements..........   Separate Account Financial Statements

                         PROSPECTUS DATED ________, 1999

--------------------------------------------------------------------------------
                      REVOLUTION VALUE VARIABLE ANNUITY
--------------------------------------------------------------------------------

      a deferred combination fixed and variable annuity contract issued by


           JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY ("JOHN HANCOCK")


                ------------------------------------------------
                      JOHN HANCOCK ANNUITY SERVICING OFFICE
                ------------------------------------------------
                 529 Main Street (X-3)   Phone:  1-800-732-5543
                 Charlestown, MA  02129  Fax:  1-800-886-3048
                ------------------------------------------------


  The contract enables you to earn (1) fixed rates of interest that we guarantee for stated periods of time ("guarantee periods") and (2) an investment-based return in the following variable investment options:

-------------------------------------------------------------------------------------------------
            VARIABLE INVESTMENT OPTION                               MANAGED BY
            --------------------------                               ----------
  V.A. Sovereign Investors ..................         John Hancock Advisers, Inc.
  V.A. Core Equity ..........................         Independence Investment Associates, Inc.
  Aggressive Balanced .......................         Independence Investment Associates, Inc.
  Fidelity VIP Contrafund ...................         Fidelity Management & Research Company
  Equity Index ..............................         State Street Global Advisers
  Large Cap Value CORE ......................         Goldman Sachs Asset Management
  V.A. Financial Industries .................         John Hancock Advisers, Inc.
  Large Cap Aggressive Growth ...............         Alliance Capital Management L.P.
  Fidelity VIP Growth .......................         Fidelity Management & Research Company
  MFS Growth ................................         Massachusetts Financial Services Company
  Large/Mid Cap Value .......................         Wellington Management Company, LLP
  Mid Cap Blend .............................         Independence Investment Associates, Inc.
  AIM V.I. Value ............................         AIM Advisors, Inc.
  MFS Research ..............................         Massachusetts Financial Services Company
  AIM V.I. Growth ...........................         AIM Advisors, Inc.
  Fundamental Mid Cap Growth ................         Oppenheimer Funds, Inc.
  Small/Mid Cap CORE ........................         Goldman Sachs Asset Management
  Small/Mid Cap Value .......................         The Boston Company Asset Management, LLC
  Small/Mid Cap Growth ......................         Wellington Management Company, LLP
  Small Cap Growth ..........................         John Hancock Advisers, Inc.
  MFS New Discovery .........................         Massachusetts Financial Services Company
  International Balanced ....................         Brinson Partners, Inc.
  Templeton International ...................         Templeton Investment Counsel, Inc.
  International Equity ......................         Goldman Sachs Asset Management
  Fidelity VIP Overseas .....................         Fidelity Management & Research Company
  Templeton Developing Markets ..............         Templeton Asset Management, Ltd.
  Short-Term Bond ...........................         Independence Investment Associates, Inc.
  Bond Index ................................         Mellon Bond Associates, LLP
  V.A. Bond .................................         John Hancock Advisers, Inc.
  V.A. Strategic Income .....................         John Hancock Advisers, Inc.
  High Yield Bond ...........................         Wellington Management Company, LLP
  V.A. Money Market .........................         John Hancock Advisers, Inc.
-------------------------------------------------------------------------------------------------

  We may offer additional variable investment options in the future.

  For each variable investment option you select, we invest your money in a corresponding "Fund." The currently available "Funds" include certain Funds, Portfolios or Series of the John Hancock Declaration Trust, the John Hancock Variable Series Trust I, the AIM Variable Insurance Funds, Inc., the Templeton Variable Product Series Fund, Fidelity's Variable Insurance Products Fund and Variable Insurance Products Fund II, and the MFS Variable Insurance Trust (together, "the Trusts").

  Each Trust is a so-called "series" type mutual fund registered with the Securities and Exchange Commission ("SEC"). Each of the Trusts' "Funds" is a separately managed investment portfolio that has its own investment objective and strategies. Attached at the end of this prospectus is a prospectus for each Trust and each individual Fund that contains detailed information about each available Fund. Be sure to read the prospectuses for the Trusts and the individual Funds before selecting any variable investment option.

  For amounts you don't wish to invest in a variable investment option, you can choose among several guarantee periods, each of which has its own guaranteed interest rate and expiration date. If you remove money from a guarantee period prior to its expiration, however, we may increase or decrease your contract's value to compensate for changes in interest rates that may have occurred subsequent to the beginning of that guarantee period. This is known as a "market value adjustment."

  ************************************************************************

  The SEC has not approved or disapproved the contracts, or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

  Contracts are not deposits or obligations of, or insured, endorsed, or guaranteed by the U.S. Government, any bank, the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency, entity or person, other than John Hancock. They involve investment risks including the possible loss of principal.

  The contracts are not available in all states. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is unlawful to make or solicit an offer in that state.

                            GUIDE TO THIS PROSPECTUS

  This prospectus contains information that you should know before you buy a contract or exercise any of your rights under the contract. We have arranged the prospectus in the following way:

     . The first section contains an "INDEX OF KEY WORDS."

     . Behind the index is the "FEE TABLE." This section highlights the various fees and expenses you will pay directly or indirectly, if you purchase a contract.

     . The next section is called "BASIC INFORMATION." It contains basic information about the contract presented in a question and answer format. You should read the Basic Information before reading any other section of the prospectus.

     . Behind the Basic Information is "ADDITIONAL INFORMATION." This section gives more details about the contract. It generally does not repeat information contained in the Basic Information.

     . "CONDENSED FINANCIAL INFORMATION" follows the "Additional
       Information." This gives some basic information about the size and past performance of the variable investment options.

 The Trusts' prospectuses are attached at the end of this prospectus. You should save these prospectuses for future reference.


--------------------------------------------------------------------------------
                                IMPORTANT NOTICES

 This is the prospectus - it is not the contract. The prospectus simplifies many contract provisions to better communicate the contract's essential features. Your rights and obligations under the contract will be determined by the language of the contract itself. On request, we will provide the form of contract for you to review. In any event, when you receive your contract, we suggest you read it promptly.

 We've also filed with the SEC a "Statement of Additional Information," dated _______, 1999. This Statement contains detailed information not included in the prospectus. Although a separate document from this prospectus, the Statement of Additional Information has the same legal effect as if it were a part of this prospectus. We will provide you with a free copy of the Statement upon your request. To give you an idea what's in the Statement, we have included a copy of the Statement's table of contents on page __.
-------------------------------------------------------------------------------

                                INDEX OF KEY WORDS

  We define or explain each of the following key words used in this prospectus on the pages shown below:

  KEY WORD                                              PAGE

  Accumulation units........................................
  Annuitant.................................................
  Annuity payments..........................................
  Annuity period............................................
  Contract year.............................................
  Date of issue.............................................
  Date of maturity..........................................
  Free withdrawal amount....................................
  Funds.....................................................
  Guarantee periods....................................cover
  Investment options........................................
  Market value adjustment...................................
  Premium payments..........................................
  Surrender value...........................................
  Surrender.................................................
  Variable investment options..........................cover
  Withdrawal charge.........................................
  Withdrawal................................................

                                    FEE TABLE

  The following fee table shows the various fees and expenses that you will pay, either directly or indirectly, if you purchase a contract. The table does not include charges for premium taxes (which may vary by state) or fees for any optional benefit riders that you select.

OWNER TRANSACTION EXPENSES AND ANNUAL CONTRACT FEE

     .Maximum Withdrawal Charge (as % of amount withdrawn)                    7%
     .Annual Contract Fee (applies only to contracts of less than $50,000)   $30

ANNUAL CONTRACT EXPENSES (AS A % OF THE AVERAGE TOTAL VALUE OF THE CONTRACT)

     .Mortality and Expense Risk Charge                                    1.25%

  This charge doesn't apply to amounts held in the guarantee periods.

ANNUAL FUND EXPENSES (BASED ON % OF AVERAGE NET ASSETS)


  The Funds must pay investment management fees and other operating expenses. These fees and expenses are different for each Fund and reduce the investment return of each Fund. Therefore, they also indirectly reduce the return you will earn on any variable investment options you select.

  The figures in the following chart for the Funds of the John Hancock Variable Series Trust I are expressed as percentages of each Fund's average daily net assets for 1998 (rounded to two decimal places). The percentages reflect the investment management fees currently payable and the 1998 other operating expenses allocated to the Fund (except that the other fund expenses for the Aggressive Balanced, Large Cap Value CORE, Large Cap Aggressive Growth, Large/Mid Cap Value, Mid Cap Blend, Fundamental Mid Cap Growth, Small/Mid Cap Value, and International Equity Index Funds are based upon estimates for the current fiscal year).

-----------------------------------------------------------------------------------------
                                                                           OTHER FUND
                                MANAGEMENT   OTHER FUND   TOTAL FUND    EXPENSES ABSENT
      FUND NAME                    FEES      EXPENSES(1)   EXPENSES      REIMBURSEMENT
-----------------------------------------------------------------------------------------
  Aggressive Balanced                          0.10%
-----------------------------------------------------------------------------------------
  Equity Index                    0.14%        0.08%        0.22%            0.08%
-----------------------------------------------------------------------------------------
  Large Cap Value CORE                         0.10%
-----------------------------------------------------------------------------------------
  Large Cap Aggressive Growth                  0.10%
-----------------------------------------------------------------------------------------
  Large/Mid Cap Value                          0.10%
-----------------------------------------------------------------------------------------
  Mid Cap Blend                                0.10%
-----------------------------------------------------------------------------------------
  Fundamental Mid Cap Growth                   0.10%
-----------------------------------------------------------------------------------------
  Small/Mid Cap CORE              0.80%        0.10%        0.90%            0.23%
-----------------------------------------------------------------------------------------
  Small/Mid Cap Value                          0.10%
-----------------------------------------------------------------------------------------
  Small/Mid Cap Growth            0.75%        0.05%        0.80%            0.05%
-----------------------------------------------------------------------------------------
  Small Cap Growth                0.75%        0.08%        0.83%            0.08%
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
                                                                           OTHER FUND
                                MANAGEMENT   OTHER FUND   TOTAL FUND    EXPENSES ABSENT
      FUND NAME                    FEES      EXPENSES(1)   EXPENSES      REIMBURSEMENT
-----------------------------------------------------------------------------------------
  International Balanced          0.85%        0.10%        0.95%            0.64%
-----------------------------------------------------------------------------------------
  International Equity Index                   0.10%
-----------------------------------------------------------------------------------------
  Short-Term Bond                 0.30%        0.05%        0.35%            0.05%
-----------------------------------------------------------------------------------------
  Bond Index                      0.15%        0.05%        0.20%            0.05%
-----------------------------------------------------------------------------------------
  High Yield Bond                 0.65%        0.07%        0.72%            0.07%
-----------------------------------------------------------------------------------------

(1) John Hancock Mutual Life Insurance Company reimburses a fund when the fund's other operating expenses exceed 0.10% of the Fund's average daily net assets.

  The figures in the following chart for the Funds of the John Hancock Declaration Trust are expressed as percentages of each Fund's average daily net assets for 1998 (rounded to two decimal places). The percentages reflect the investment management fees currently payable and the 1998 other operating expenses allocated to the John Hancock Declaration Trust.

---------------------------------------------------------------------------------------------------------------------
                                                                                                       OTHER FUND
                                                            MANAGEMENT   OTHER FUND   TOTAL FUND    EXPENSES ABSENT
                        FUND NAME                              FEES      EXPENSES(2)   EXPENSES      REIMBURSEMENT
---------------------------------------------------------------------------------------------------------------------
  V.A. Sovereign Investors                                     0.60%        0.14%        0.74%            0.14%
---------------------------------------------------------------------------------------------------------------------
  V.A. Core Equity                                             0.70%        0.25%        0.95%            0.25%
---------------------------------------------------------------------------------------------------------------------
  V.A. Financial Industries                                    0.80%        0.12%        0.92%            0.12%
---------------------------------------------------------------------------------------------------------------------
  V.A. Bond                                                    0.50%        0.25%        0.75%            0.84%
---------------------------------------------------------------------------------------------------------------------
  V.A. Strategic Income                                        0.60%        0.25%        0.85%            0.33%
---------------------------------------------------------------------------------------------------------------------
  V.A. Money Market                                            0.50%        0.24%        0.74%            0.24%
---------------------------------------------------------------------------------------------------------------------

(2) John Hancock Funds, Inc., has agreed to limit temporarily other expenses of each fund to 0.25% of the fund's average daily assets.

  The following table states the total management fee and the total annual Service Class operating expense, as percentage of each class's average net assets, for each fund for the fiscal year ended December 31, 1998. The total class operating expenses do not reflect the effect of any reduction of certain expenses during the period.

-----------------------------------------------------------------------------------------
                                                                          TOTAL CLASS
                                           OTHER CLASS   TOTAL CLASS   OPERATING EXPENSES
                            MANAGEMENT      OPERATING     OPERATING          ABSENT
        FUND NAME              FEES         EXPENSES     EXPENSES(3)     REIMBURSEMENT
-----------------------------------------------------------------------------------------
  Fidelity VIP Contrafund     0.59%           0.21%         0.80%            0.80%
-----------------------------------------------------------------------------------------
  Fidelity VIP Growth         0.59%           0.21%         0.80%            0.80%
-----------------------------------------------------------------------------------------
  Fidelity VIP Overseas       0.74%           0.27%         1.01%            1.01%
-----------------------------------------------------------------------------------------

(3) Fidelity Management & Research Company has voluntarily agreed to reimburse Service Class of the funds to the extent that total operating expenses (excluding interest, taxes, securities lending fees, brokerage commissions and extraordinary expenses), as a percentage of their respective average net assets, exceed 1.10% for the Contrafund and 1.60% for the Growth and Overseas Funds. If certain expense reductions resulting from the use of brokerage commissions and univested cash balances were included, the above operating expense percentages would have been reduced by 0.05% for the Contrafund and Growth Fund and 0.04% for the Overseas Fund.

  The following table for the Funds of the Templeton Variable Products Series Fund shows the management fees and other operating expenses for each Fund for the fiscal year ended December 31, 1998. The figures in the table are expressed as percentages (rounded to two decimal places) of each Fund's average daily net assets for 1998.

-------------------------------------------------------------------------
                                                             TOTAL FUND
                                  MANAGEMENT   OTHER FUND     OPERATING
           FUND NAME                 FEES       EXPENSES      EXPENSES
-------------------------------------------------------------------------
  Templeton International           0.69%        0.42%          1.11%
-------------------------------------------------------------------------
  Templeton Developing Markets      1.25%        0.66%          1.91%
-------------------------------------------------------------------------

  The following table for the Series of the MFS Variable Insurance Trust shows the management fees and other operating expenses for each Series for the fiscal year ended December 31, 1998. The figures in the table are expressed as percentages (rounded to two decimal places) of each Series' average daily net assets for 1998.

----------------------------------------------------------------------------------
                                                                    OTHER FUND
                        MANAGEMENT    OTHER FUND   TOTAL FUND    EXPENSES ABSENT
      FUND NAME             FEES       EXPENSES    EXPENSES(4)   REIMBURSEMENT(5)
----------------------------------------------------------------------------------
  MFS Growth               0.75%        0.25%        1.00%           3.28%
----------------------------------------------------------------------------------
  MFS Research             0.75%        0.11%        0.86%           0.11%
----------------------------------------------------------------------------------
  MFS New Discovery        0.90%        0.27%        1.17%           4.32%
----------------------------------------------------------------------------------

(4) Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. Expenses do not take into account these expense reductions, and are therefore higher than the actual expenses of the series.

(5) Massachusetts Financial Services Company has contractually agreed to bear expense for the series, subject to reimbursement by the series, such that each such series "other operating expenses" shall not exceed 0.25% of the average daily net assets of the series during the current fiscal year.

  The following table for the Funds of the AIM Variable Insurance Funds, Inc., shows the management fees and other operating expenses for each Fund for the fiscal year ended December 31, 1998. The figures in the table are expressed as percentages (rounded to two decimal places) of each Fund's average daily net assets for 1998.

------------------------------------------------------------------
                                                      TOTAL FUND
                           MANAGEMENT   OTHER FUND     OPERATING
       FUND NAME              FEES       EXPENSES      EXPENSES
------------------------------------------------------------------
  AIM V.I. Value             0.64%        0.08%          0.72%
------------------------------------------------------------------
  AIM V.I. Growth            0.61%        0.05%          0.66%
------------------------------------------------------------------

EXAMPLES*

  If you "surrender" (turn in) your contract at the end of the applicable time period, you would pay the following current expenses, directly or indirectly, on a $1,000 investment allocated to one of the variable investment options, assuming a 5% annual return on assets:

---------------------------------------------------------------------------
                                      1 YEAR   3 YEARS  5 YEARS   10 YEARS
---------------------------------------------------------------------------
  V.A. Sovereign Investors
---------------------------------------------------------------------------
  V.A. Core Equity
---------------------------------------------------------------------------
  Aggressive Balanced
---------------------------------------------------------------------------
  Fidelity VIP Contrafund
---------------------------------------------------------------------------
  Equity Index
---------------------------------------------------------------------------
  Large Cap Value CORE
---------------------------------------------------------------------------
  V.A. Financial Industries
---------------------------------------------------------------------------
  Large Cap Aggressive Growth
---------------------------------------------------------------------------
  Fidelity VIP Growth
---------------------------------------------------------------------------
  MFS Growth
---------------------------------------------------------------------------
  Large/Mid Cap Value
---------------------------------------------------------------------------
  Mid Cap Blend
---------------------------------------------------------------------------
  AIM V.I. Value
---------------------------------------------------------------------------
  MFS Research
---------------------------------------------------------------------------
  AIM V.I. Growth
---------------------------------------------------------------------------
  Fundamental Mid Cap Growth
---------------------------------------------------------------------------
  Small/Mid Cap CORE
---------------------------------------------------------------------------
  Small/Mid Cap Value
---------------------------------------------------------------------------
  Small/Mid Cap Growth
---------------------------------------------------------------------------
  Small Cap Growth
---------------------------------------------------------------------------
  MFS New Discovery
---------------------------------------------------------------------------
  International Balanced
---------------------------------------------------------------------------
  Templeton International
---------------------------------------------------------------------------
  International Equity Index
---------------------------------------------------------------------------
  Fidelity VIP Overseas
---------------------------------------------------------------------------
  Templeton Developing Markets
---------------------------------------------------------------------------
  Short-Term Bond
---------------------------------------------------------------------------
  Bond Index
---------------------------------------------------------------------------
  V.A. Bond
---------------------------------------------------------------------------
  V.A. Strategic Income
---------------------------------------------------------------------------
  High Yield Bond
---------------------------------------------------------------------------
  V.A. Money Market
---------------------------------------------------------------------------

  If you commence receiving payments under one of our annuity payment options at the end of the applicable time period, or if you do not surrender your contact, you would pay the following current expenses, directly or indirectly, on a $1,000 investment allocated to one of the variable investment options, assuming 5% annual return on assets.


----------------------------------------------------------------------
                                 1 YEAR   3 YEARS  5 YEARS   10 YEARS
----------------------------------------------------------------------
  V.A. Sovereign Investors
----------------------------------------------------------------------
  V.A. Core Equity
----------------------------------------------------------------------
  Aggressive Balanced
----------------------------------------------------------------------
  Fidelity VIP Contrafund
----------------------------------------------------------------------
  Equity Index
----------------------------------------------------------------------
  Large Cap Value CORE
----------------------------------------------------------------------
  V.A. Financial Industries
----------------------------------------------------------------------
  Large Cap Aggressive Growth
----------------------------------------------------------------------
  Fidelity VIP Growth
----------------------------------------------------------------------
  MFS Growth
----------------------------------------------------------------------
  Large/Mid Cap Value
----------------------------------------------------------------------
  Mid Cap Blend
----------------------------------------------------------------------
  AIM V.I. Value
----------------------------------------------------------------------
  MFS Research
----------------------------------------------------------------------
  AIM V.I. Growth
----------------------------------------------------------------------
  Fundamental Mid Cap Growth
----------------------------------------------------------------------
  Small/Mid Cap CORE
----------------------------------------------------------------------
  Small/Mid Cap Value
----------------------------------------------------------------------
  Small/Mid Cap Growth
----------------------------------------------------------------------
  Small Cap Growth
----------------------------------------------------------------------
  MFS New Discovery
----------------------------------------------------------------------
  International Balanced
----------------------------------------------------------------------
  Templeton International
----------------------------------------------------------------------
  International Equity Index
----------------------------------------------------------------------
  Fidelity VIP Overseas
----------------------------------------------------------------------
  Templeton Developing Markets
----------------------------------------------------------------------
  Short-Term Bond
----------------------------------------------------------------------
  Bond Index
----------------------------------------------------------------------
  V.A. Bond
----------------------------------------------------------------------
  V.A. Strategic Income
----------------------------------------------------------------------
  High Yield Bond
----------------------------------------------------------------------
  V.A. Money Market
----------------------------------------------------------------------

* THESE EXAMPLES DO NOT INCLUDE ANY APPLICABLE PREMIUM TAXES OR ANY FEES FOR OPTIONAL BENEFIT RIDERS. THE EXAMPLES SHOULD NOT BE CONSIDERED REPRESENTATIONS OF PAST OR FUTURE EXPENSES; ACTUAL CHARGES MAY BE GREATER OR LESS THAN THOSE SHOWN ABOVE. THE EXAMPLES ASSUME FUND EXPENSES AT RATES SET FORTH ABOVE FOR 1998, AFTER REIMBURSEMENTS. THE ANNUAL CONTRACT FEE HAS BEEN INCLUDED AS AN ANNUAL PERCENTAGE OF ASSETS.

                                BASIC INFORMATION

  This "Basic Information" section provides answers to commonly asked questions about the contract. Here are the page numbers where the questions and answers appear:


  QUESTION                                                            PAGES TO SEE
  --------                                                            ------------

What is the contract? ......................................................

Who owns the contract? .....................................................

Is the owner also the annuitant? ...........................................

How can I invest money in a contract? ......................................

How will the value of my investment in the contract change over time? ......

What annuity benefits does the contract provide? ...........................

What are the tax consequences of owning a contract? ........................

Can I change my contract's investment options? .............................

What fees and charges will be deducted from my contract? ...................

How can I withdraw money from my contract? .................................

What happens if the annuitant dies before my contract's date of maturity? ..

What other benefits can I purchase under a contract? .......................

Can I return my contract? ..................................................

WHAT IS THE CONTRACT?

  The contract is a "deferred payment variable annuity contract." An annuity contract provides a person (known as the "annuitant" or "payee") with a series of periodic payments. Because this contract is also a deferred payment contract, the annuity payments will begin on a future date, called the contract's "date of maturity." Under a variable annuity contract, the amount you have invested can increase or decrease in value daily based upon the value of the variable investment options chosen.

WHO OWNS THE CONTRACT?

  That's up to you. Unless the contract provides otherwise, the owner of the contract is the person who can exercise the rights under the contract, such as the right to choose the investment options or the right to surrender the contract. In many cases, the person buying the contract will be the owner. However, you are free to name another person or entity (such as a trust) as owner. In writing this prospectus, we've assumed that you, the reader, are the person or persons entitled to exercise the rights and obligations under discussion. If a contract has joint owners, both must join in any written notice or request.

IS THE OWNER ALSO THE ANNUITANT?

  Again, that's up to you. The annuitant is the person upon whose death the contract's death benefit becomes payable. Also, the annuitant receives payments from us under any annuity option that commences during the annuitant's lifetime.
 In many cases, the same person is both the annuitant and the owner of a contract. However, you are free to name another person as annuitant or joint annuitant. You could also name as joint annuitants two persons other than yourself.

HOW CAN I INVEST MONEY IN A CONTRACT?

PREMIUM PAYMENTS

  We call the investments you make in your contract "premiums" or "premium payments." In general, you need at least a [$5,000] initial premium payment to purchase a contract. If you purchase your contract under any of the tax-qualified plans shown on page __ or if you purchase your contract through the annuity direct deposit program, different minimums will apply. If you choose to contribute more money into your contract, each subsequent premium payment must be at least $200 ($100 for the annuity direct deposit program). If your contract's total value ever falls to zero, we may terminate it. Therefore, you may need to pay more premiums to keep the contract in force.

APPLYING FOR A CONTRACT

  An authorized representative of the broker-dealer or financial institution through whom you purchase your contract will assist you in (1) completing an application or placing an order for a contract and (2) transmitting it, along with your initial premium payment, to the John Hancock Annuity Servicing Office.

  Once we receive your initial premium payment and all necessary information, we will issue your contract and invest your initial premium payment within two business days. If the information is not in good order, we will contact you to get the necessary information. If for some reason, we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information.

  In certain situations, we will issue a contract upon receiving the order of your broker-dealer or financial institution but delay the effectiveness of the contract until we receive your signed application. (What we mean by "delaying effectiveness" is that we will not allow allocations to the variable investment options until we receive your signed application.) In those situations, if we do not receive your signed application within our required time period, we will deem the contract void from the beginning and return your premium payment.

  We measure the years and anniversaries of your contract from its date of issue. We use the term "contract year" to refer to each period of time between anniversaries of your contract's date of issue.

LIMITS ON PREMIUM PAYMENTS

  You can make premium payments of up to $1,000,000 in any one contract year. The total of all new premium payments and transfers that you allocate to any one variable investment option in any one contract year may not exceed $1,000,000. While the annuitant is alive and the contract is in force, you can make premium payments at any time before the date of maturity. However,

--------------------------------------------------------------------------------
                                                    YOU MAY NOT MAKE ANY
          IF YOUR CONTRACT IS USED TO FUND       PREMIUM PAYMENTS AFTER THE
                                                    ANNUITANT REACHES AGE
--------------------------------------------------------------------------------
             a "tax qualified plan"*                70 1/2**
--------------------------------------------------------------------------------
             a non-tax qualified plan               85
--------------------------------------------------------------------------------

           * as that term is used in "Tax Information," beginning on page __. ** except for a ROTH IRA, which has no age limit.

  We will not issue a contract if the proposed annuitant is older than age 84. We may waive any of these limits, however.

WAYS TO MAKE PREMIUM PAYMENTS

  Premium payments made by check or money order must be:

     . drawn on a U.S. bank,

     . drawn in U.S. dollars, and

     . made payable to "John Hancock."

  Premium payments after the initial premium payment should be sent to the John Hancock Annuity Servicing Office at one of the addresses shown on page 1 of this prospectus. We will also accept premium payments by wire. We will accept your initial premium payment by exchange from another insurance company. You can find information about wire payments under "Premium payments by wire," below. You can find information about other methods of premium payment by contacting your broker-dealer or by contacting the John Hancock Annuity Servicing Office.

  Once we have issued your contract and it becomes effective, we credit you with any additional premiums you pay as of the day we receive them at the John Hancock Annuity Servicing Office.

PREMIUM PAYMENTS BY WIRE

  If you purchase your contract through a broker-dealer firm or financial institution, you may transmit your initial premium payment by wire order. Your wire orders must include information necessary to allocate the premium payment among your selected investment options.

  If your wire order is complete, we will invest the premium payment in your selected investment options as of the day we received the wire order. If the wire order is incomplete, we may hold your initial premium payment for up to 5 business days while attempting to obtain the missing information. If we can't obtain the information within 5 business days, we will immediately return your premium payment, unless you tell us to hold the premium payment for 5 more days pending completion of the application. Nevertheless, until we receive and accept a properly completed and signed application, we will not:

     . issue a contract;

     . accept premium payments; or

     . allow other transactions.

  After we issue your contract, subsequent premium payments may be transmitted by wire through your bank. Information about our bank, our account number, and the ABA routing number may be obtained from the John Hancock Annuity Servicing Office. Banks may charge a fee for wire services.

HOW WILL THE VALUE OF MY INVESTMENT IN THE CONTRACT CHANGE OVER TIME?

  Prior to a contract's date of maturity, the amount you've invested in any VARIABLE INVESTMENT OPTION will increase or decrease based upon the investment experience of the corresponding Fund. Except for certain charges we deduct, your investment experience will be the same as if you had invested in the Fund directly and reinvested all Fund dividends and distributions in additional shares.

  Like a regular mutual fund, each Fund deducts investment management fees and other operating expenses. These expenses are shown in the fee table on page __. However, unlike a mutual fund, we will also deduct charges relating to the annuity guarantees and other features provided by the contract. These charges reduce your investment performance and the amount we have credited to your contract in any variable investment option. We describe these charges under "What charges will be deducted from my contract?" beginning on page __.

  The amount you've invested in a GUARANTEE PERIOD will earn interest at the rate we have set for that period. The interest rate depends upon the length of the guarantee period you select. We currently make available various guarantee periods with durations of up to ten years. As long as you keep your money in a guarantee period until its expiration date, we bear all the investment risk on that money.

  However, if you prematurely transfer, "surrender" or otherwise withdraw money from a guarantee period we will increase or reduce the remaining value in your contract by an amount that approximates the impact that any changes in interest rates would have had on the market value of a debt instrument with terms comparable to that guarantee period. This "market value adjustment" (or "MVA") imposes investment risks on you. We describe how the market value adjustments work in "Calculation of market value adjustment ("MVA")" beginning on page __.

  At any time before the date of maturity, your "TOTAL VALUE OF YOUR CONTRACT" equals

     . the total amount you invested,

     . minus all charges we deduct,

     . minus all withdrawals you have made,

     . plus or minus any positive or negative MVAs that we have made at the time of any premature withdrawals or transfers you have made from a guarantee period,

     . plus or minus each variable investment option's positive or negative investment return that we credit daily to any of your contract's value daily while it is in that option, and

     . plus the interest we credit to any of your contract's value while it is in a guarantee period.

WHAT ANNUITY BENEFITS DOES A CONTRACT PROVIDE?

  If your contract is still in effect on its date of maturity, it enters what is called the "annuity period". During the annuity period, we make a series of fixed or variable payments to you as provided under one of our several annuity options. The form in which we will make the annuity payments, and the proportion of such payments that will be on a fixed basis and on a variable basis, depend on the elections that you have in effect on the date of maturity. Therefore you should exercise care in selecting your date of maturity and your choices that are in effect on that date.

  You should carefully review the discussion under "The annuity period," beginning on page 30, for information about all of these choices you can make.

WHAT ARE THE TAX CONSEQUENCES OF OWNING A CONTRACT?

  In most cases, no income tax will have to be paid on amounts you earn under a contract until these earnings are paid out. All or part of the following distributions from a contract may constitute a taxable payout of earnings:

     . partial withdrawal

     . full withdrawal ("surrender")

     . payment of death benefit proceeds as a single sum upon the annuitant's death

     . periodic payments under one of our annuity payment options

   In addition, if you elect the accumulated value enhancement rider, the Internal Revenue Service might take the position that the annual charge for this rider is deemed withdrawal from the contract which is subject to income tax and, if applicable, the special 10% penalty tax for withdrawals before the age of 59 1/2.

How much you will be taxed on a distribution is based upon complex tax rules and depends on matters such as

     . the type of the distribution

     . when the distribution is made

     . the nature of any tax qualified retirement plan for which the contract is being used, if any

     . the circumstances under which the payments are made

  If your contract is issued in connection with a tax-qualified retirement plan, all or part of your premium payments may be tax-deductible.

  Special 10% tax penalties apply in many cases to the taxable portion of any distributions from a contract before you reach age 59 1/2. Also, most tax-qualified plans require that distributions from a contract commence and/or be completed by a certain period of time. This effectively limits the period of time during which you can continue to derive tax deferral benefits from any tax-deductible premiums you paid or on any earnings under the contract.

CAN I CHANGE MY CONTRACT'S INVESTMENT OPTIONS?

ALLOCATION OF PREMIUM PAYMENTS

  When you apply for your contract, you specify the variable investment options or guarantee periods (together, your "investment options") in which your premium payments will be allocated. You may change this investment allocation for future premium payments at any time. Any change in allocation will be effective as of receipt of your request at the John Hancock Annuity Servicing Office.

  Currently, you may use a maximum of 18 investment options over the life of your contract. For purposes of this limit, each contribution or transfer of assets into a variable investment option or guarantee period that you are not then using counts as one "use" of an investment option, even if you had used that option at an earlier time. Renewing a guarantee period upon its expiration does not count as a new use, however, if the new guarantee period has the same number of years as the expiring one.

TRANSFERRING YOUR ASSETS

  Up to 12 times during each year of your contract, you may transfer, free of any charge,

     . all or part of the assets held in one VARIABLE INVESTMENT OPTION to any other available variable investment option or guarantee period, or

     . all or part of the assets held in one GUARANTEE PERIOD to any other available guarantee period or variable investment option.

 We reserve the right to prohibit or to impose a charge of up to $25 on any transfers in excess of the 12 free transfers. Transfers under our strategic rebalancing or dollar-cost averaging programs do not count toward the 12 you are allowed each year. However, you may not

     . transfer more than $1,000,000 in a contract year from any one variable investment option or guarantee period, without our prior approval,

     . make any transfer that would cause you to exceed the above-mentioned maximum of 18 investment options,

     . make any transfers, during the annuity period, to or from a guarantee period, or

     . make any transfer during the annuity period that would result in more than four investment options being used at once.
We reserve the right to prohibit a transfer less than 30 days prior to the contract's date of maturity.


  The contract you are purchasing was not designed for professional market timing organizations or other persons that use programmed, large, or frequent transfers. The use of such transfers may be disruptive to a Fund. We reserve the right to reject any premium payment or transfer request from any person, if in our judgment, a Fund would be unable to invest effectively in accordance with its investment objectives and policies, or would otherwise be potentially adversely affected.

PROCEDURE FOR TRANSFERRING YOUR ASSETS

  You may request a transfer in writing or, if you have authorized telephone transfers, by telephone or fax. All transfer requests should be directed to the John Hancock Annuity Servicing Office at the one of the locations shown on page
1.  Your request should include

     . your name,

     . daytime telephone number,

     . contract number,

     . the names of the investment options being transferred to and from each, and

     . the amount of each transfer.

The request becomes effective on the day we receive your request, in proper form, at the John Hancock Annuity Servicing Office.

TELEPHONE TRANSFERS

  Once you have completed a written authorization, you may request a transfer by telephone or by fax. If the fax request option becomes unavailable, another means of telecommunication will be substituted.

  If you authorize telephone transactions, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against the execution of unauthorized transactions, and which are reasonably designed to confirm that instructions received by telephone are genuine. These procedures include requiring personal identification, tape recording calls, and providing written confirmation to the owner. If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

DOLLAR-COST AVERAGING VALUE PROGRAM

  You may elect to deposit any new premium payment of $5,000 or more in the guarantee rate account. Each deposit will be depleted over the 6 or 12 month period you select. The assets in this account will be automaticaly transferred to one or more variable investment options over a 6 or 12 month period. At the time of deposit, you will designate:

     . the variable investment options to which assets will be transferred;

     . the percentage amount to be transferred to each such variable investment option; and

     . the period over which the transfers will occur.

Under our current administrative rules, you may have multiple deposits under this program at the same time, but the time period for each such deposit must be the same (i.e., all must be 6 month periods or 12 month periods). Transfers to the guarantee periods are not permitted under this program. Assets in the account will earn a fixed rate of return at the effective annual rate in effect at the time the deposit is made into the account. Such rate will apply to any portion of the deposit remaining in the account until the full amount of such deposit has been transferred to teh selected variable investment options. We will declare the rate for the account from time to time.

  The guarantee rate account is a separate account established by John Hancock under Massacusetts law. The account's assets belong to John Hancock. Each contract provides that amounts we hold in the account pursuant to the contracts cannot be reached by any person who may have claims against us.

  The dollar-cost averaging value program and the standard dollar-cost averaging program (described on page ___) cannot be used at the same time.

 WHAT FEES AND CHARGES WILL BE DEDUCTED FROM MY CONTRACT?

MORTALITY AND EXPENSE RISK CHARGE

  We deduct a daily charge that compensates us primarily for mortality and expense risks that we assume under the contracts. On an annual basis, this charge equals 1.25% of the value of the assets you have allocated to the variable investment options. (This charge does not apply to assets you have in our guarantee periods.)

  In return for mortality risk charge, we assume the risk that annuitants as a class will live longer than expected, requiring us to a pay greater number of annuity payments. In return for the expense risk charge, we assume the risk that our expenses relating to the contracts may be higher than we expected when we set the level of the contracts' other fees and charges, or that our revenues from such other sources will be less.

ANNUAL CONTRACT FEE

  Prior to the date of maturity of your contract, we will deduct $30 each year from your contract if it has a total value on the contract anniversary of less than $50,000. We deduct this annual contract fee at the beginning of each contract year after the first contract year. We also deduct it if you surrender your contract. We take the deduction proportionally from each variable investment option and each guarantee period you are then using. We reserve the right to increase the annual contract fee to $50.

PREMIUM TAXES

  We make deductions for any applicable premium or similar taxes based on the amount of a premium payment. Currently, certain states assess a tax of up to 5% of each premium payment.

  In most cases, we deduct a charge in the amount of the tax from the total value of the contract only at the time of annuitization, death, surrender, or withdrawal. We reserve the right, however, to deduct the charge from each premium payment at the time it is made. We compute the amount of the charge by multiplying the applicable premium tax percentage times the amount you are withdrawing, surrendering, annuitizing or applying to a death benefit.

WITHDRAWAL CHARGE

  If you withdraw some of your premiums from your contract prior to the date of maturity ("partial withdrawal") or if you surrender (turn in) your contract, in its entirety, for cash prior to the date of maturity ("total withdrawal" or "surrender"), we may assess a withdrawal charge. Some people refer to this charge as a "contingent deferred sales load." We use this charge to help defray expenses relating to the sales of the contracts, including commissions paid and other distribution costs.

  Free withdrawal amounts:  If you have any profit in your contract, you can
  -----------------------
always withdraw that profit without any withdraw charge. By "profit," we mean the amount by which your contract's total value exceeds the premiums you have paid and have not (as discussed below) already withdrawn. If your contract doesn't have any profit (or you have withdrawn it all) you can still make charge-free withdrawals, unless and until all of your withdrawals during the same contract year exceed 10% of all of the premiums you have paid to date.

  Here's how we determine the charge:  If the amount you withdraw or surrender
  ----------------------------------
totals more than the free withdrawal amount during the contract year, we will assess a withdrawal charge on any amount of the excess that we attribute to premium payments you made within seven years of the date of the withdrawal or surrender.

  The withdrawal charge percentage depends upon the number of years that have elapsed from the date you paid the premium to the date of its withdrawal, as follows:



         YEARS FROM DATE OF PREMIUM PAYMENT TO
            DATE OF SURRENDER OR WITHDRAWAL            WITHDRAWAL CHARGE*
        -------------------------------------------------------------------
          7 or more ..................................   0%
        -------------------------------------------------------------------
          6 but less than 7 ..........................   1%
        -------------------------------------------------------------------
          5 but less than 6 ..........................   2%
        -------------------------------------------------------------------
          4 but less than 5 ..........................   3%
        -------------------------------------------------------------------
          3 but less than 4 ..........................   4%
        -------------------------------------------------------------------
          2 but less than 3 ..........................   5%
        -------------------------------------------------------------------
          1 but less than 2 ..........................   6%
        -------------------------------------------------------------------

         YEARS FROM DATE OF PREMIUM PAYMENT TO
            DATE OF SURRENDER OR WITHDRAWAL            WITHDRAWAL CHARGE*
        -------------------------------------------------------------------

          less than 1 ................................   7%
        -------------------------------------------------------------------

  * AS A PERCENTAGE OF THE AMOUNT OF SUCH PREMIUM THAT WE CONSIDER TO HAVE BEEN WITHDRAWN (INCLUDING THE WITHDRAWAL CHARGE), AS EXPLAINED IN THE TEXT IMMEDIATELY BELOW.


  Solely for purposes of determining the amount of the withdrawal charge, we assume that the amount of each withdrawal that exceeds the free withdrawal amount (together with any associated withdrawal charge) is a withdrawal first from the earliest premium payment, and then from the next earliest premium payment, and so forth until all payments have been exhausted. Once a premium payment has been considered to have been "withdrawn" under these procedures, that premium payment will not enter into any future withdrawal charge calculations.

   Here's how we deduct the withdrawal charge:  We deduct the withdrawal charge
   ------------------------------------------
proportionally from each variable investment option and each guarantee period being reduced by the surrender or withdrawal. For example, if 60% of the withdrawal amount comes from the Growth option and 40% from the V.A. Money Market option, then we will deduct 60% of the withdrawal charge from the Growth option and 40% from the V.A. Money Market option. If any such option has insufficient remaining value to cover the charge, we will deduct any shortfall from all of your other investment options, pro-rata based on the value in each. If your contract as a whole has insufficient surrender value to pay the entire charge, we will pay you no more than the surrender value.

  You will find examples of how we compute the withdrawal charge in Appendix B to this prospectus.

  When withdrawal charges don't apply:  We don't assess a withdrawal charge in
  -----------------------------------
the following situations:

     . on amounts applied to an annuity option at the contract's date of maturity or to pay a death benefit;

     . on certain withdrawals if you have elected the rider that waives the withdrawal charge; and

     . on amounts withdrawn to satisfy the minimum distribution requirements for tax qualified plans. (Amounts above the minimum distribution requirements are subject to any applicable withdrawal charge, however.)

  How an MVA affects the withdrawal charge:  If you make a withdrawal from a
  ----------------------------------------
guarantee period at a time when the related MVA results in an upward adjustment in your remaining value, we will calculate the withdrawal charge as if you had withdrawn that much more. Similarly, if the MVA results in a downward adjustment, we will compute any withdrawal charge as if you had withdrawn that much less.

OTHER CHARGES

  We offer, subject to state availability, four optional benefit riders. We charge a separate monthly charge for each rider selected. At the beginning of each month, we charge an amount equal to 1/12/th/ of the following annual percentages:

------------------------------------------------------------------------------------------
Waiver of withdrawal charge benefit         0.10% of premiums you contributed within 7
                                            years prior to the date of deduction
------------------------------------------------------------------------------------------
Enhanced death benefit                      0.15% of your contract's total value
------------------------------------------------------------------------------------------
Accumulated value enhancement*              0.35% of your initial premium payment (which
                                            we may increase on a uniform basis for
                                            all covered persons within the same state)
------------------------------------------------------------------------------------------
Guaranteed retirement income benefit        0.30% of your contract's total value
------------------------------------------------------------------------------------------

 * If you choose the accumulated value enhancement, you must also choose the waiver of withdrawal charge.

  We deduct the charge proportionally from each of your investment options, based on your value in each.

HOW CAN I WITHDRAW MONEY FROM MY CONTRACT?

SURRENDERS AND PARTIAL WITHDRAWALS

  Prior to your contract's date of maturity, if the annuitant is living, you may:

     . surrender your contract for a cash payment of its "surrender value," or

     . make a partial withdrawal of the surrender value.

  The "surrender value" of a contract is the total value of a contract, after any market value adjustment, MINUS the annual contract fee, any applicable premium tax, any withdrawal charges, and any applicable rider charges. We will determine the amount surrendered or withdrawn as of the date we receive your request at the John Hancock Annuity Servicing Office.

  Certain surrenders and withdrawals may result in taxable income to you or other tax consequences as described under "Tax information," beginning on page __. Among other things, if you make a full surrender or partial withdrawal from your contract before you reach age 59 1/2, an additional federal penalty of 10% generally applies to any taxable portion of the withdrawal.

  We will deduct any partial withdrawal proportionally from each of your investment options based on the value in each, unless you direct otherwise.

  Without our prior approval, you may not make a partial withdrawal

     . for an amount less than $100, or

     . if the remaining total value of your contract would be less than $1,000.

We reserve the right to terminate your contract if the value of your contract becomes zero.

  You generally may not make any surrenders or partial withdrawals once we begin making payments under an annuity option.

WAIVER OF WITHDRAWAL CHARGE RIDER

  If your state permits, the person (or persons) covered under this contract may purchase an optional waiver of withdrawal charge rider at the time of application. Such "covered persons" are the owner and the owner's spouse, unless the owner is a trust. In those cases, the "covered persons" are the annuitant and the annuitant's spouse. Under this rider, we will waive withdrawal charge on any withdrawals, if a "covered person" has been diagnosed with one of the critical illness listed in the rider, or if all the following conditions apply:

     . a covered person become confined to a nursing home beginning at least
       30 days after we issue your contract.

     . such covered person remains in the nursing home for at least 90 consecutive days receiving nursing care.

     . the covered person's confinement is prescribed by a doctor and medically necessary because of a covered physical or mental impairment.

You may not purchase this rider if (1) you are older than 74 years at application or (2) if you were confined to a nursing home within the past two years.

  There is a charge for this rider, as set forth under "Other charges" on page __, above. This rider (and the related charges) will terminate on the contract's date of maturity, upon your surrendering the contract, or upon your written request that we terminate it.

  For a more complete description of the terms and conditions of this benefit, you should refer directly to the rider. We will provide you with a copy on
request.   In certain marketing materials, this rider may be referred to
"CareSolutions."

  If you purchase this rider, you and your immediate family will also have access to:

     . a national program designed to help the elderly maintain their independent living by providing advice about an array of elder care services available to seniors, and

     . a list of long-term care providers in your area who provide special discounts to persons who belong to the national program.

SYSTEMATIC WITHDRAWAL PLAN

  Our optional systematic withdrawal plan enables you to preauthorize periodic withdrawals. If you elect this plan, we will withdraw a percentage or dollar amount from your contract on a monthly, quarterly, semiannual, or annual basis, based upon your instructions. We will deduct the requested amount from each applicable investment option in the ratio that the value of each bears to the total value of your contract. Each systematic withdrawal is subject to any withdrawal charge or market value adjustment that would apply to an otherwise comparable non-systematic withdrawal. See "How will the value of my contract change over time?" beginning on page __, and "What fees and charges will be deducted from my contract?" beginning on page __. The same tax consequences also generally will apply.

  The following conditions apply to systematic withdrawal plans:

     . you may elect the plan only if the total value of your contract equals $25,000 or more.

     . the amount of each systematic withdrawal must equal at least $100.

     . if the amount of each withdrawal drops below $100 or the total value of your contract becomes less that $5,000, we will suspend the plan and notify you.

     . you may cancel the plan at any time.

     . we reserve the right to modify the terms or conditions of the plan at any time without prior notice.

STANDARD DOLLAR-COST AVERAGING PROGRAM

  You may elect, at no cost, to automatically transfer assets from any variable investment option to one or more other variable investment options on a monthly, quarterly, semiannual, or annual basis. The following conditions apply to the standard dollar-cost averaging program:

     . you may elect the program only if the total value of your contract equals $15,000 or more.

     . the amount of each transfer must equal at least $250.

     . you may change your dollar-cost averaging instructions at any time in writing or, if you have authorized telephone transfers, by telephone.

     . you may not use the standard dollar-cost averaging program and the dollar-cost averaging value program at the same time.

     . you may not use the standard dollar-cost averaging program and the rebalancing program at the same time.

     . you may discontinue the program at any time.

     . the program automatically terminates when the variable investment option from which we are taking the transfers has been exhausted.

     . automatic transfers to or from guarantee periods are not permitted.

     . we reserve the right to terminate the program at any time.

STRATEGIC REBALANCING

  This program automatically re-sets the percentage of your account value allocated to the variable investment options. Over time, the variations in the investment results for each variable investment option you've elected will shift the percentage allocations among them. The asset rebalancing program will periodically transfer your account value among the variable investment options to reestablish the preset percentages you have chosen. Strategic rebalancing would usually result in transferring amounts from a variable investment option with relatively higher investment performance since the last rebalancing to one with relatively lower investment performance. However, rebalancing can also result in transfering amounts from a variable investment option with relatively lower current investment performance to one with relatively higher current investment performance.

  This program can be elected in the application or by sending the appropriate form to our Servicing Office. You must specify the frequency for rebalancing (monthly, quarterly, semi-annually or annually), the preset percentage for each variable investment option, and a future beginning date.

  Once elected, strategic rebalancing will continue until we receive notice of cancellation of the option or notice of the death of the insured person.

  The guarantee periods do not participate in and are not affected by strategic rebalancing. The strategic rebalancing and standard dollar-cost averaging programs cannot be in effect at the same time. We reserve the right to modify, terminate or suspend the strategic rebalancing program at any time.

WHAT HAPPENS IF THE ANNUITANT DIES BEFORE MY CONTRACT'S DATE OF MATURITY?

  If the annuitant dies before your contract's date of maturity, we will pay a death benefit to the contract's beneficiary. If you have named more than one annuitant, the death benefit will be payable upon the death of the surviving annuitant prior to the date of maturity.

  If your contract has joint owners, each owner will automatically be deemed to be the beneficiary of the other. This means that any death benefit payable upon the death of one owner who is the annuitant will be paid to the other owner. In that case, any other beneficiary you have named would receive the death benefit only if neither joint owner remains alive at the time the death benefit becomes payable. (For a description of what happens upon the death of an owner who is not the annuitant, see "Distribution requirements following death of owner," beginning on page __.)

  We will pay a "standard" death benefit, unless you have chosen an "rider," as discussed below.

STANDARD DEATH BENEFIT

   The standard death benefit is the greater of:

     . the total value of your contract, adjusted by any then-applicable market value adjustment, or

     . the total amount of premium payments made, minus any partial withdrawals and related withdrawal charges.

 We calculate the death benefit value as of the day we receive, at the John Hancock Annuity Servicing Office:

     . proof of the annuitant's death, and

     . any required instructions as to method of settlement.

  Unless you have elected an optional method of settlement, we will pay the death benefit in a single sum to the beneficiary you chose prior to the annuitant's death. If you have not elected an optional method of settlement, the beneficiary may do so. However, if the death benefit is less than $5,000, we will pay it in a lump sum, regardless of any election. You can find more information about optional methods of settlement under "Annuity options," beginning on page __.

ENHANCED DEATH BENEFIT RIDER

  If you are under age 80 when you apply for your contract, you may elect to enhance the standard death benefit by purchasing an enhanced death benefit rider. Under this rider, if the annuitant dies before the contract's date of maturity, we will pay the beneficiary the greatest of:

     . the amount of each premium you have paid, accumulated at 5% effective annual interest (less any partial withdrawals you have taken and not including any interest on such amounts after they are withdrawn);

     . the highest total value of your contract (adjusted by any market value adjustment) as of any anniversary of your contract to date, PLUS any premium payments you have made since that anniversary, MINUS any withdrawals you have taken (and any related withdrawal charges) since that anniversary;

     . the total value of your contract (adjusted by any market value adjustment) as of the date we receive due proof of the annuitant's death.

 For these purposes, however, we count only those contract anniversaries that occur BEFORE (1) we receive proof of death and (2) the anniversary of the contract nearest the annuitant's 81st birthday.

  You may elect this rider ONLY when you apply for the contract. As long as the rider is in effect, you will pay a monthly charge for this benefit. For a description of this charge, refer to page __ under "Other charges" For a more complete description of the terms and conditions of this benefit, you should refer directly to the rider. We will provide you with a copy on request.

  This rider (and related charges) will terminate on the contract's date of maturity, upon your surrendering the contract, or upon your written request that we terminate it.

WHAT OTHER BENEFITS CAN I PURCHASE UNDER A CONTRACT?

  In addition to the enhanced death benefit and of withdrawal charge riders discussed above, we currently make available two other optional benefits. These optional benefits are provided under riders that contain many terms and conditions not set forth below. Therefore, you should refer directly to each rider for more complete information. We will provide you with a copy on request.

  Accumulated value enhancement.  Under this rider, we will increase the total
  -----------------------------
value of the contract on a monthly basis if the covered person (who must be the annuitant) satisfies both of the following conditions:

     . You are unable to perform at least 2 activities of daily living without human assistance or have a cognitive impairment, and

     . You are receiving certain qualified services described in the rider.

 The amount of the increase (called the "Monthly Benefit") is shown in the specifications page of the contract. However, the rider contains an inflation protection feature that will increase the Monthly Benefit by 5% each year after the 7th contract year. The specifications page of the contract also contains a limit on how much the total value of the contract can be increased by this rider (the "benefit limit"). The rider must be in effect for 7 years before the covered person becomes eligible for any increase.

  You may elect this rider only when you apply for the contract. There is a monthly charge for this rider. The charge is described under "Other charges" on page ___.

  The rider will terminate if the contract terminates, if the covered person dies, if the benefit limit is reached, if the owner is the covered person and the ownership of the contract changes, or if the total value of the contract falls below an amount equal to 25% of your initial premium payment. The rider will also terminate on the contract's date of maturity. You may cancel the rider by written notice at any time. The rider charge will terminate by written notice at any time. The rider charge will terminate when the rider terminates.


  You cannot elect this rider unless you have also elected the of withdrawal charge benefit rider. In certain marketing materials, this rider may be referred to as "CareSolutions Plus."

  Guaranteed retirement income benefit.  Under this rider, we will guarantee the
  ------------------------------------
amount of annuity payments you receive, if the following conditions are satisfied:

     . The date of maturity must be within the 30 day period following a contract anniversary.

     . If the annuitant was age 45 or older on the date of issue, the contract must have been in effect for at least 10 contract years on the date of maturity and the date of maturity must be on or after the annuitant's 60th birthday and on or before the annuitant's 90th birthday.

     . If the annuitant was less than age 45 on the date of issue, the contract must have been in effect for at least 15 contract year contract years on the date of maturity and the date of maturity must be on or before the annuitant's 90th birthday.

  You cannot elect this rider at any time after your contract is issued. If you elect this rider you need not choose to receive the guaranteed income benefit that it provides. Rather, unless and until such time as you exercise your option to receive a guaranteed income benefit under this rider, you will continue to have the option of exercising any other right or option that you would have under the contract (including withdrawal and annuity payment options) if the rider had not been added to it.

  If you do decide to add this rider to your contract, and if you do ultimately decide to take advantage of the guaranteed income it provides, we will automatically provide that guaranteed income in the form of fixed payments under our "Option A: life annuity with payments for guaranteed period" described below under "Annuity options." The guaranteed period will automatically be a number of years that the rider specifies, based on the annuitant's age at the annuity date and whether your contract is purchased in connection with a tax-qualified plan. (These specified periods range from 5 to 10 years.) You will have no discretion to vary this form of payment, if you choose the guaranteed income benefit under this rider.

  If you exercise your rights under this rider, we guarantee that the amount we apply to this annuity payment option will be the same amount as if your premium payments had earned a return prescribed by the rider, rather than the return they earned in the subaccounts you actually chose. Under this rider, we would apply that guaranteed amount to the fixed annuity payment option specified in the rider in the same manner and on the same terms as if you had, in the absence of this rider, elected to apply total contract value in the same amount to that same annuity payment option.

  There is a monthly charge for this rider, which is described at page __ under "Other charges." The rider (and the related charges) automatically terminate if your contract is surrendered or the annuitant dies. After you've held your contract for 10 years, you can terminate the rider by written request.

CAN I RETURN MY CONTRACT?

  In most cases, you may return your contract for any reason within 10 days after you receive it. If you do, we will pay you the total value of your contract, adjusted by any then-applicable market value adjustments and increased by any charges for premium taxes that we have deducted. However, there are some exceptions to this general rule:

     . if you return a contract issued in Hawaii, Indiana, Michigan, Missouri, Nebraska, North Carolina, Oklahoma, Oregon, South Carolina, Utah, Washington, West Virginia, or Wisconsin, you will receive the gross premiums you paid.

     . if you return a contract that is an individual retirement annuity
       ("IRA"), you will receive the gross premiums you paid.

     . if your contract was issued in California after your 60/th/ birthday, you may return the contract within 30 days and receive the gross premiums you paid.

     . if your contract was issued in North Dakota, you may return it within 20 days and receive the gross premiums you paid.

                              ADDITIONAL INFORMATION

  This section of the prospectus provides additional information that is not contained in the Basic Information section on pages __ through __.

  CONTENTS OF THIS SECTION                                        PAGES TO SEE

  Description of John Hancock...........................................

  Who should purchase a contract........................................

  How we support the variable investment options........................

  How we support the guarantee periods..................................

  How the guarantee periods work........................................

  The accumulation period...............................................

  The annuity period....................................................

  Variable investment option valuation procedures.......................

  Distribution requirements following death of owner....................

  Miscellaneous provisions..............................................

  Tax information.......................................................

  Performance information...............................................

  Reports...............................................................

  Voting privileges.....................................................

  Certain changes.......................................................

  Distribution of contracts.............................................

  Impact of the year 2000 issue.........................................

  Registration statement................................................

  Experts...............................................................

  Appendix A - Details About Our Guarantee Periods......................

  Appendix B - Examples of Withdrawal Charge Calculation................

DESCRIPTION OF JOHN HANCOCK

  We are John Hancock, a mutual life insurance company organized, in 1862, under the laws of the Commonwealth of Massachusetts. Our home office is located at 200 Clarendon Street, Boston, Massachusetts 02117. We have authority to transact business in all 50 states. As of December 31, 1998, we had more than $67.1 billion of assets.

WHO SHOULD PURCHASE A CONTRACT?

  We designed these contracts for individuals doing their own retirement planning, including purchases under plans and trusts that do not qualify for special tax treatment under the Internal Revenue Code of 1986 (the "Code"). We also designed the contracts for purchase under:

     . pension and profit-sharing plans qualified under Section 401(c) of the Code, known as H.R. 10 Plans;

     . pension or profit-sharing plans qualified under sections 401(a) or 403(a) of the Code, known as "corporate plans";

     . plans qualified under Section 401(k) of the Code;

     . annuity purchase plans adopted under Section 403(b) of the Code by public school systems and certain other tax-exempt organizations; and

     . individual retirement annuity ("IRA") plans satisfying the requirements of Section 408 of the Code.

  When a contract forms part of a tax-qualified plan it becomes subject to special tax law requirements, as well as the terms of the plan documents themselves, if any. Also, in some cases, certain requirements under "ERISA" (the Employee Retirement Income Security Act of 1974) may apply. Requirements from any of these sources may, in effect, take precedence over (and in that sense modify) the rights and privileges that an owner otherwise would have under a contract. Some such requirements may also apply to certain retirement plans that are not tax-qualified.

  We may include certain requirements from the above sources in endorsements or riders to the affected contracts. In other cases, we do not. In no event, however, do we undertake to assure a contract's compliance with all plan, tax law, and ERISA requirements applicable to a tax-qualified or non tax-qualified retirement plan. Therefore, if you use or plan to use a contract in connection with such a plan, you must consult with competent legal and tax advisers to ensure that you know of (and comply with) all such requirements that apply in your circumstances.

  To accommodate "employer-related" plans, we provide "unisex" purchase rates. That means the annuity purchase rates are the same for males and females. Any questions you have as to whether you are participating in an "employer-related" plan should be directed to your employer. Any question you or your employer have about unisex rates may be directed to the John Hancock Annuity Servicing Office.

HOW WE SUPPORT THE VARIABLE INVESTMENT OPTIONS

  We hold the Fund shares that support our variable investment options in John Hancock Variable Annuity Account H (the "Account"), a separate account established by John Hancock under Massachusetts law. Each Account is registered as a unit investment trust under the Investment Company Act of 1940 ("1940 Act").

  The Accounts' assets, including the Trusts' shares, belong to John Hancock. Each contract provides that amounts we hold in the Accounts pursuant to the policies cannot be reached by any other persons who may have claims against us.

  All of John Hancock's general assets also support John Hancock's obligations under the contracts, as well as all of its other obligations and liabilities. These general assets consist of all John Hancock's assets that are not held in the Accounts (or in another separate account) under variable annuity or variable life insurance contracts that give their owners a preferred claim on those assets.

HOW WE SUPPORT THE GUARANTEE PERIODS

  All of John Hancock's general assets (discussed above) support its obligations under the guarantee periods (as well as all of its other obligations and liabilities). To hold the assets that support primarily the guarantee periods, we have established a "non-unitized" separate account. With a non-unitized separate account, you have no interest in or preferential claim on any of the assets held in the account. The investments we purchase with amounts you allocated to the guarantee periods belong to us; any favorable investment performance on the assets allocated to the guarantee periods belongs to us. Instead, you earn interest at the guaranteed interest rate you selected, provided that you don't surrender, transfer, or withdraw your assets prior to the end of your selected guarantee period.

HOW THE GUARANTEE PERIODS WORK

  Amounts you allocate to the guarantee periods earn interest at a guaranteed rate commencing with the date of allocation. At the expiration of the guarantee period, we will automatically transfer its total value to the Money Market option under your contract, unless you elect to:

     . withdraw all or a portion of any such amount from the contract,

     . allocate all or a portion of such amount to a new guarantee period or periods of the same or different duration as the expiring guarantee period, or

     . allocate all or a portion of such amount to one or more of the variable investment options.

  You must notify us of any such election, by mailing a request to us at the John Hancock Annuity Servicing Office at least 30 days prior to the end of the expiring guarantee period. We will notify you of the end of the guarantee period at least 30 days prior to its expiration. The first day of the new guarantee period or other reallocation will begin the day after the end of the expiring guarantee period.

  We currently make available guarantee periods with durations up to ten years. If you select a guarantee period that extends beyond your contract's date of maturity, your maturity date will automatically be changed to the annuitant's 95th birthday (or a later date, if we approve). We reserve the right to add or delete guarantee periods for new allocations from those that are available at any time.

GUARANTEED INTEREST RATES

  Each guarantee period has its own guaranteed rate. We may, at our discretion, change the guaranteed rate for future guarantee periods. These changes will not affect the guaranteed rates being paid on guarantee periods that have already commenced. Each time you allocate or transfer money to a guarantee period, a new guarantee period, with a new interest rate, begins to run with respect to that amount. The amount allocated or transferred earns a guaranteed rate that will continue unchanged until the end of that period. We will not make available any guarantee period offering a guaranteed rate below 3%.

--------------------------------------------------------------------------------
We make the final determination of guaranteed rates to be declared. We cannot predict or assure the level of any future guaranteed rates.
--------------------------------------------------------------------------------

  You may obtain information concerning the guaranteed rates applicable to the various guarantee periods, and the durations of the guarantee periods offered at any time by calling the John Hancock Annuity Servicing Office at the telephone number on page 1.

CALCULATION OF MARKET VALUE ADJUSTMENT ("MVA")

  If you withdraw, surrender, transfer, or otherwise remove money from a guarantee period prior to its expiration date, we will apply a market value adjustment. A market value adjustment also generally applies to:

     . death benefits pursuant to your contract,

     . amounts you apply to an annuity option, and

     . amounts paid in a single sum in lieu of an annuity.

  The market value adjustment increases or decreases your remaining value in the guarantee period. If the value in that guarantee period is insufficient to pay any negative MVA, we will deduct any excess from the value in your other investment options pro-rata based on the value in each. If there is insufficient value in your other investment options, we will in no event pay out more than the surrender value of the contract. Here is how the MVA works:


--------------------------------------------------------------------------------
 We compare
     . the guaranteed rate of the guarantee period from which the assets are being taken WITH

     . the guaranteed rate we are currently offering for guarantee periods of the same duration as remains on guarantee period from which the assets are being taken.

If the first rate exceeds the second by more than 1/2%, the market value adjustment produces an increase in your contract's value.

If the first rate does not exceed the second by at least 1/2%, the market value adjustment produces a decrease in your contract's value.
--------------------------------------------------------------------------------

  For this purpose, we consider that the amount withdrawn from the guarantee period includes the amount of any negative MVA and is reduced by the amount of any positive MVA.

  The mathematical formula and sample calculations for the market value adjustment appear in Appendix A.

LIMITATION ON MARKET VALUE ADJUSTMENTS

  In no event will the market value adjustment (positive or negative) exceed the amount of any excess interest earned during the guarantee period up to the date of computation. "EXCESS INTEREST" means the dollar amount of interest earned to date on the amount being withdrawn in excess of what would have been earned if the effective annual interest rate had been 3%.

--------------------------------------------------------------------------------
Because of exemptive and exclusionary provisions, interests in the guarantee periods have not been registered under the Securities Act of 1933, and our non-unitized separate account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the general account nor any of its assets are subject to the provision of these acts. We have been advised that the SEC staff has not reviewed the disclosure in this prospectus relating to the guarantee periods. Disclosure regarding the guarantee periods may, however, be subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.
--------------------------------------------------------------------------------

 THE ACCUMULATION PERIOD

YOUR VALUE IN OUR VARIABLE INVESTMENT OPTIONS

  Each premium payment or transfer that you allocate to a variable investment option purchases "accumulation units" of that variable investment option. Similarly, each withdrawal or transfer that you take from a variable investment option (as well as certain charges that may be allocated to that option) result in a cancellation of such accumulation units.

VALUATION OF ACCUMULATION UNITS

  To determine the number of accumulation units that a specific transaction will purchase or cancel, we use the following formula:


               ---------------------------------------------------
               dollar amount of transaction
                                  DIVIDED BY
               value of one accumulation unit for the applicable variable investment option at the time of such transaction
               ---------------------------------------------------


  The value of each accumulation unit will change daily depending upon the investment performance of the Fund that corresponds to that variable investment option and certain charges we deduct from such investment option. (See below under "Variable investment option valuation procedures.")

  Therefore, at any time prior to the date of maturity, the total value of your contract in a variable investment option can be computed according to the following formula:


                  -------------------------------------------
                   number of accumulation units in the
                   variable investment options
                                      TIMES
                   value of one accumulation unit for the
                   applicable variable investment option at
                   that time
                  -------------------------------------------


YOUR VALUE IN THE GUARANTEE PERIODS

  On any date, the total value of your contract in a guarantee period equals:

     . the amount of premium payments or transferred amounts allocated to the guarantee period, MINUS

     . the amount of any withdrawals or transfers paid out of the guarantee period, MINUS

     . the amount of any negative market value adjustments resulting from such withdrawals or transfers, PLUS

     . the amount of any positive market value adjustments resulting from such withdrawals and transfers, MINUS

     . the amount of any charges and fees deducted from that guarantee period, PLUS

     . interest compounded daily on any amounts in the guarantee period from time to time at the effective annual rate of interest we have declared for that guarantee period.

 THE ANNUITY PERIOD

  Annuity payments are made to the annuitant, if still living. If more that one annuitant is living at the date of maturity, the payments are made to the younger of them.

DATE OF MATURITY

  Your contract specifies the date of maturity, when payments from one of our annuity options are scheduled to begin. You initially choose a date of maturity when you complete your application for a contract. Unless we otherwise permit, the date of maturity must be

     . at least 6 months after the date the first premium payment is applied to your contract, and

     . no later than the maximum age specified in your contract (normally age 95).

  Subject always to these requirements, you may subsequently change the date of maturity. The John Hancock Annuity Servicing Office must receive your new selection at least 31 days prior to the new date of maturity, however. Also, if you are selecting or changing your date of maturity for a contract issued under a tax qualified plan, special limits apply. (See "Contracts purchased for a tax-qualified plan," beginning on page __.)

CHOOSING FIXED OR VARIABLE ANNUITY PAYMENTS

  During the annuity period, the total value of your contract must be allocated to no more than four investment options. During the annuity period, we do not offer the guarantee periods. Instead, we offer annuity payments on a fixed basis as one investment option, and annuity payments on a variable basis for EACH variable investment option.

  We will generally apply (1) amounts allocated to the guarantee periods as of the date of maturity to provide annuity payments on a fixed basis and (2) amounts allocated to variable investment options to provide annuity payments on a variable basis. If you are using more than four investment options on the date of maturity, we will divide your contract's value among the four investment options with the largest values (considering all guarantee periods as a single option), pro-rata based on the amount of the total value of your contract that you have in each.

  We will make a market value adjustment to any remaining guarantee period amounts on the date of maturity, before we apply such amounts to an annuity payment option. We will also deduct any premium tax charge.

  Once annuity payments commence, you may not make transfers from fixed to variable or from variable to fixed.

SELECTING AN ANNUITY OPTION

  Each contract provides, at the time of its issuance, for annuity payments to commence on the date of maturity pursuant to Option A: "life annuity with 10 years guaranteed" (discussed under "Annuity options" on page 32 below).

  Prior to the date of maturity, you may select a different annuity option. However, if the total value of your contract on the date of maturity is not at least $5,000, Option A: "life annuity with 10 years guaranteed" will apply, regardless of any other election that you have made. You may not change the form of annuity option once payments commence.

  If the initial monthly payment under an annuity option would be less than $50, we may make a single sum payment equal to the total surrender value of your contract on the date the initial payment would be payable. Such single payment would replace all other benefits.

  Subject to that $50 minimum limitation, your beneficiary may elect an annuity option if

     . you have not made an election prior to the annuitant's death;

     . the beneficiary is entitled to payment of a death benefit of at least
       $5,000 in a single sum; and

     . the beneficiary notifies us of the election prior to the date the proceeds become payable.

VARIABLE MONTHLY ANNUITY PAYMENTS

  We determine the amount of the first variable monthly payment under any variable investment option by using the applicable annuity purchase rate for the annuity option under which the payment will be made. The contract sets forth these annuity purchase rates. In most cases they vary by the age and gender of the annuitant or other payee.

  The amount of each subsequent variable annuity payment under that variable investment option depends upon the investment performance of that variable investment option. Here's how it works:

     . we calculate the actual net investment return of the variable investment option (after deducting all charges) during the period between the dates for determining the current and immediately previous monthly payments.

     . if that actual net investment return exceeds the "assumed investment rate" (explained below), the current monthly payment will be larger than the previous one.

     . if the actual net investment return is less than the assumed investment rate, the current monthly payment will be smaller than the previous one.

   ASSUMED INVESTMENT RATE
   -----------------------

  The assumed investment rate for any variable portion of your annuity payments will be 3 1/2% per year, except as follows.

  You may elect an assumed investment rate of 5% or 6%, provided such a rate is available in your state. If you elect a higher assumed investment rate, your initial variable annuity payment will also be higher. Eventually, however, the monthly variable annuity payments may be smaller than if you had elected a lower assumed investment rate.

FIXED MONTHLY ANNUITY PAYMENTS

  The dollar amount of each fixed monthly annuity payment is specified during the entire period of annuity payments, according to the provisions of the annuity option selected. To determine such dollar amount we first, in accordance with the procedures described above, calculate the amount to be applied to the fixed annuity option as of the date of maturity. We then divide the difference by $1,000 and multiply the result by the greater of

     . the applicable fixed annuity purchase rate shown in the appropriate table in the contract; or

     . the rate we currently offer at the time of annuitization. (This current rate may be based on the sex of the annuitant, unless prohibited by law.)

ANNUITY OPTIONS

  Here are some of the annuity options that are available, subject to the terms and conditions described above. We reserve the right to make available optional methods of payment in addition to those annuity options listed here and in your contract.

  OPTION A: LIFE ANNUITY WITH PAYMENTS FOR A GUARANTEED PERIOD - We will make monthly payments for a guaranteed period of 5, 10, or 20 years, as selected by you or your beneficiary, and after such period for as long as the payee lives. If the payee dies prior to the end of such guaranteed period, we will continue payments for the remainder of the guarantee period to a contingent payee, subject to the terms of any supplemental agreement issued.

  Federal income tax requirements currently applicable to contracts used with H.R. 10 plans and individual retirement annuities provide that the period of years guaranteed under Option A cannot be any greater than the joint life expectancies of the payee and his or her designated beneficiary.

  OPTION B: LIFE ANNUITY WITHOUT FURTHER PAYMENT ON DEATH OF PAYEE - We will make monthly payments to the payee as long as he or she lives. We guarantee no minimum number of payments.

  OPTION C: JOINT AND LAST SURVIVOR - We will provide payments monthly, quarterly, semiannually, or annually, for the payee's life and the life of the payee's spouse/joint payee. Upon the death of one payee, we will continue payments to the surviving payee. All payments stop at the death of the surviving payee.

  OPTION D: JOINT AND 1/2 SURVIVOR; OR JOINT AND 2/3 SURVIVOR - We will provide payments monthly, quarterly, semiannually, and annually for the payee's life and the life of the payee's spouse/joint payee. Upon the death of one payee, we will continue payments (reduced to 1/2 or 2/3 the full payment amount) to the surviving payee. All payments stop at the death of the surviving payee.

  OPTION E: LIFE INCOME WITH CASH REFUND - We will provide payments monthly, quarterly, semiannually, or annually for the payee's life. Upon the payee's death, we will provide a contingent payee with a lump-sum payment, if the total payments to the payee were less than the accumulated value at the time of annuitization. The lump-sum payment, if any, will be for the balance.

  OPTION F: INCOME FOR A FIXED PERIOD - We will provide payments monthly, quarterly, semiannually, or annually for a pre-determined period of time to a maximum of 30 years. If the payee dies before the end of the fixed period, payments will continue to a contingent payee until the end of the period.

  OPTION G: INCOME OF A SPECIFIC AMOUNT - We will provide payments for a specific amount. Payments will stop only when the amount applied and earnings have been completely paid out. If the payee dies before receiving all the payments, we will continue payments to a contingent payee until the end of the contract.

  With Options A, B, C, and D, we offer both fixed and/or variable annuity payments. With Options E, F, and G, we offer only fixed annuity payments. Payments under Options F and G must continue for 10 years, unless your contract has been in force for 5 years or more.

  If the payee is more than 85 years old on the date of maturity, the following two options are not available without our consent:

     . Option A:  "life annuity with 5 years guaranteed" and

     . Option B: "life annuity without further payment on the death of payee."

VARIABLE INVESTMENT OPTION VALUATION PROCEDURES

  We compute the net investment return and accumulation unit values for each variable investment option as of the end of each business day. A business day is any date on which the New York Stock Exchange is open for regular trading. Each business day ends at the close of regular trading for the day on that exchange. Usually this is 4:00 p.m., Eastern time. On any date other than a business day, the accumulation unit value or annuity unit value will be the same as the value at the close of the next following business day.

DISTRIBUTION REQUIREMENTS FOLLOWING DEATH OF OWNER

  If you did not purchase your contract under a tax qualified plan (as that term is used below), the Code requires that the following distribution provisions apply if you die. We summarize these provisions in the box below. (If your contract has joint owners, these provisions apply upon the death of the first to die.)

  In most cases, these provisions do not cause a problem if you are also the annuitant under your policy. If you have designated someone other than yourself as the annuitant, however, your heirs will have less discretion than you would have had in determining when and how the contract's value would be paid out.

--------------------------------------------------------------------------------
 IF YOU DIE BEFORE ANNUITY PAYMENTS HAVE BEGUN:

     . if the contract's designated beneficiary is your surviving spouse, your spouse may continue the contract in force as the owner.

     . if the beneficiary is not your surviving spouse OR if the beneficiary is your surviving spouse but chooses not to continue the contract, the entire interest (as discussed below) in the contract on the date of your death must be:

     (1)  paid out in full within five years of your death or

     (2) applied in full towards the purchase of a life annuity on the beneficiary with payments commencing within one year of your death

  If you are the annuitant, as well as the owner, the entire interest in the contract on the date of your death equals the death benefit that then becomes payable. If you are the owner but not the annuitant, the entire interest equals

     . the surrender value if paid out in full within five years of your death, or

     . the total value of your contract applied in full towards the purchase of a life annuity on the beneficiary with payments commencing within one year of your death.

 IF YOU DIE ON OR AFTER ANNUITY PAYMENTS HAVE BEGUN

     . any remaining amount that we owe must be paid out at least as rapidly as under the method of making annuity payments that is then in use.
--------------------------------------------------------------------------------

  The Code imposes very similar distribution requirements on contracts used to fund tax qualified plans. We provide the required provisions for tax qualified plans in separate disclosures and endorsements.

  Notice of the death of an owner or annuitant should be furnished promptly to the John Hancock Annuity Servicing Office.

MISCELLANEOUS PROVISIONS

ASSIGNMENT; CHANGE OF OWNER OR BENEFICIARY

  To qualify for favorable tax treatment, certain contracts can't be sold; assigned; discounted; or pledged as collateral for a loan, as security for the performance of an obligation, or for any other purpose, unless the owner is a trustee under section 401(a) of the Internal Revenue Code.

  Subject to these limits, while the annuitant is alive, you may designate someone else as the owner by written notice to the John Hancock Annuity Servicing Office. The contract designates the person you choose as beneficiary. You may change the beneficiary by written notice no later than receipt of due proof of the death of the annuitant. Changes of owner or beneficiary will take effect when we receive them, whether or not you or the annuitant is then alive. However, these changes are subject to:

     . the rights of any assignees of record and

     . certain other conditions.

  An assignment, pledge, or other transfer may be a taxable event. See "Tax information" below. Therefore, you should consult a competent tax adviser before taking any such action.

TAX INFORMATION

OUR INCOME TAXES

  We are taxed as a life insurance company under the Internal Revenue Code (the "Code"). Each Account is taxed as part of our operations and is not taxed separately.

  The contracts permit us to deduct a charge for any taxes we incur that are attributable to the operation or existence of the contracts or the Accounts. Currently, we do not anticipate making a charge for such taxes. If the level of the current taxes increases, however, or is expected to increase in the future, we reserve the right to make a charge in the future.

CONTRACTS NOT PURCHASED TO FUND A TAX QUALIFIED PLAN

   UNDISTRIBUTED GAINS
   -------------------

  We believe the contracts will be considered annuity contracts under Section 72 of the Code. This means that, ordinarily, you pay no federal income tax on any gains in your contract until we actually distribute assets to you.

  However, a contract owned other than by a natural person does not generally qualify as an annuity for tax purposes. Any increase in value therefore would constitute ordinary taxable income to such an owner in the year earned.

   ANNUITY PAYMENTS
   ----------------

  When we make payments under a contract in the form of an annuity, each payment will result in taxable ordinary income to the payee, to the extent that each such payment exceeds an allocable portion of your "investment in the contract" (as defined in the Code). In general, your "investment in the contract" equals the aggregate amount of premium payments you have made over the life of the contract, reduced by any amounts previously distributed from the contract that were not subject to tax.

  The Code prescribes the allocable portion of each such annuity payment to be excluded from income according to one formula if the payments are variable and a somewhat different formula if the payments are fixed. In each case, speaking generally, the formula seeks to allocate an appropriate amount of the investment in the contract to each payment. After the entire "investment in the contract" has been distributed, any remaining payment is fully taxable.

   SURRENDERS AND WITHDRAWALS BEFORE DATE OF MATURITY
   --------------------------------------------------

  When we make a single sum payment from a contract, you have ordinary taxable income, to the extent the payment exceeds your "investment in the contract" (discussed above). Such a single sum payment can occur, for example, if you surrender your contract or if no annuity payment option is selected for a death benefit payment.

  When you take a partial withdrawal from a contract, including a payment under a systematic withdrawal plan, all or part of the payment may constitute taxable ordinary income to you. The taxable portion generally equals the amount, if any, by which the payment exceeds your then investment in the contract. If you assign or pledge any part of your contract's value, the value so pledged or assigned is taxed the same way as if it were a partial withdrawal.

  For purposes of determining the amount of taxable income resulting from a single sum payment or a partial withdrawal, all annuity contracts issued by John Hancock or its affiliates to the owner within the same calendar year will be treated as if they were a single contract.

   PENALTY FOR PREMATURE WITHDRAWALS
   ---------------------------------

  The taxable portion of any withdrawal or single sum payment may also trigger an additional 10% penalty tax. The penalty tax does not apply to payments made to you after age 59 1/2, or on account of your death or disability. Nor will it apply to withdrawals in substantially equal periodic payments over the life of the payee (or over the joint lives of the payee and the payee's beneficiary).

   ACCUMULATED VALUE ENHANCEMENT RIDER
   -----------------------------------

  If you have elected the accumulated value enhancement rider, the Internal Revenue Service might take the position that the annual charge associated with this rider is deemed withdrawal from the contract which would be subject to income tax and, if you have not yet attained age 59 1/2, the special 10% penalty tax for withdrawals from contracts before the age of 59 1/2. You should consult a competent tax adviser before electing this rider.

DIVERSIFICATION REQUIREMENTS

  Each of the Funds of the Trusts intends to qualify as a regulated investment company under Subchapter M of the Code and meet the investment diversification tests of Section 817(h) of the Code and the underlying regulations. Failure to do so could result in current taxation to you on gains in your contract for the year in which such failure occurred and thereafter.

  The Treasury Department or the Internal Revenue Service may, at some future time, issue a ruling or regulation presenting situations in which it will deem contract owners to exercise "investor control" over the Fund shares that are attributable to their contracts. The Treasury Department has said informally that this could limit the number or frequency of transfers among variable investment options. This could cause you to be taxed as if you were the direct owner of your allocable portion of Fund shares. We reserve the right to amend the contracts or the choice of investment options to avoid, if possible, current taxation to the owners.

CONTRACTS PURCHASED FOR A TAX QUALIFIED PLAN

  We have no responsibility for determining whether a particular retirement plan satisfies the applicable requirements of the Code or whether a particular employee is eligible for inclusion under a plan.

   WITHHOLDING ON ROLLOVER DISTRIBUTIONS
   -------------------------------------

  The tax law requires us to withhold 20% from certain distributions from tax qualified plans. We do not have to make the withholding, however, if you rollover your entire distribution to another plan and you request us to pay it indirectly to the successor plan. Otherwise, the 20% mandatory withholding will reduce the amount you can rollover to the new plan, unless you add funds to the rollover from other sources. Consult a qualified tax adviser before making such a distribution.

   CONTRACTS PURCHASED AS INDIVIDUAL RETIREMENT ANNUITIES (IRAS)
   -------------------------------------------------------------

  An individual retirement annuity (as defined in Section 408 of the Code) generally permits an eligible purchaser to take a federal income tax deduction of up to $2,000 per year for contributions to the IRA. (You can never, however, deduct more than 100% of your compensation includable in your gross income for the year.) You may also purchase an IRA contract for the benefit of your spouse (regardless of whether your spouse has a paying job). You can generally deduct up to $2,000 for each of you and your spouse (or, if less, your combined compensation).

  If you or your spouse is an active participant in an employer-sponsored retirement plan, you may make deductible premium payment only if your adjusted gross incomes do not exceed certain amounts. You can still contribute the full $2,000 for each of you and your spouse, however, even though they are not deductible. Nor can you take a deduction for premium payments made in or after the taxable year in which you attain age 70 1/2 or for a "rollover contribution" as defined in the Code.

  If you have made any non-deductible contributions to an IRA contract, all or part of any withdrawal or surrender proceeds, single sum death benefit or any annuity payment, may be excluded from your taxable income when you receive the proceeds. In general, all other amounts paid out from an IRA contract (in the form of an annuity, a single sum, or partial withdrawal), are taxable to the payee as ordinary income. As in the case of a contract not purchased under a tax-qualified plan, you may incur additional adverse tax consequences, if you make a surrender or withdrawal before you reach age 59 1/2 (unless certain exceptions apply similar to those described above for such non-qualified contracts).

  The tax law requires that annuity payments under an IRA contract begin no later than April 1 of the year following the year in which the owner attains age 70 1/2.

   CONTRACTS PURCHASED UNDER CERTAIN NON-DEDUCTIBLE IRAS (ROTH IRAS)
   -----------------------------------------------------------------

  In general, you may make purchase payments of up to $2,000 each year for a new type of non-deductible IRA contract, known as a ROTH IRA. Any contributions made during the year for any other IRA you have will reduce the amount you otherwise could contribution to a ROTH IRA. Also, the $2000 maximum for a ROTH IRA phases out for single taxpayers with adjusted gross incomes between $95,000 and $110,000, for married taxpayers filing jointly with adjusted gross incomes between $150,000 and $160,000, and for a married taxpayer filing separately with adjusted gross income between $0 and $15,000.

  If you hold your ROTH IRA for at least five years the payee will not owe any federal income taxes or early withdrawal penalties on amounts paid out from the contract if:

     . after you reach age 59 1/2,

     . on your death or disability, or

     . to one of the following qualified first-time home purchasers, subject to a $10,000 lifetime maximum: you or your spouse, child, grandchild, or ancestor.

  The Code treats payments you receive from a ROTH IRA that do not qualify for the above tax free treatment as a return of the contributions you made first. However, any amount of such non-qualifying payments or distributions that exceed the amount of your contributions is taxable to you as ordinary income and possibly subject to the 10% penalty tax.

  You may make a tax-free rollover contribution from a non-ROTH IRA, unless

     . you have adjusted gross income over $100,000, or

     . you are a married taxpayer filing a separate return.

The $2,000 ROTH IRA contribution limit does not apply to tax-free rollover contributions.

  You must, however, pay tax on any portion of the non-ROTH IRA being rolled over that represents income on a previously deductible IRA contribution. No similar limitations apply to rollovers from one ROTH IRA to another ROTH IRA.

   CONTRACTS PURCHASED UNDER SECTION 403(B) PLANS (TSA)
   ----------------------------------------------------

  Under these tax-sheltered annuity ("TSA") arrangements, public school systems and certain tax-exempt organizations can make premium payments into a contracts owned by their employees that are not taxable currently to the employee.

  The amount of such non-taxable contributions each year

     . is limited by a maximum (called the "exclusion allowance") that is computed in accordance with a formula prescribed under the Code;

     . may not, together with all other deferrals the employee elects under other tax-qualified plans, exceed $10,000; and

     . is subject to certain other limits (described in Section 415 of the Code).

  When we make annuity payments from the contract, such payments are taxed to the employee or other payee under the same rules that apply to such payments under corporate plans (discussed below), except that five-year averaging and capital gain phase-out are not available.

  When we make payments from a TSA contract on surrender of the contract, partial withdrawal, death of the annuitant, or commencement of an annuity option, the payee ordinarily must treat the entire payment as ordinary taxable income.

  Moreover, the Code prohibits distributions from a TSA contract before the employee reaches age 59 1/2, except

     . on the employee's separation from service, death, or disability,

     . with respect to distributions of assets held under a TSA contract as of December 31, 1988,

     . transfers and exchanges to other products that qualify under Section
       403(b).

   CONTRACTS PURCHASED FOR "CORPORATE" PLANS
   -----------------------------------------

  In general, an employer may deduct from its taxable income premium payments it makes under

     . a qualified pension or profit-sharing plan described in Section
       401(a) of the Code or

     . a qualified annuity plan described in Section 403(a) of the Code.

Nor do the employees participating in the plan have to pay tax on such contributions when made.

  Annuity payments (or other payments, such as upon withdrawal, death or surrender) generally constitute taxable income to the payee; and the payee must pay income tax on the amount by which a payment exceeds its allocable share of the employee's "investment in the contract" (as defined in the Code), if any. In general, an employee's "investment in the contract" equals the aggregate amount of premium payments made by the employee.

  The non-taxable portion of each annuity payment is determined, under the Code, according to one formula if the payments are variable and a somewhat different formula if the payments are fixed. In each case, speaking generally, the formula seeks to allocate an appropriate amount of the investment in the contract to each payment.

  Certain special five-year income tax averaging provisions are available for total distributions made in 1999, but not after that. Other favorable procedures may also be available to taxpayers who had attained age 50 prior to January 1, 1986.

  IRS required minimum distributions to the employee must begin no later than April 1 of the year following the year in which the employee reaches age 70 1/2 or, if later, retires.

   CONTRACTS PURCHASED FOR H.R. 10 (SELF-EMPLOYED) PLANS
   -----------------------------------------------------

  Self-employed persons, including partnerships, purchase contracts for tax qualified pension and profit-sharing plans that they establish for themselves and for their employees. The Code limits the maximum amount of premium payments that the self-employed person may deduct for federal income tax purposes each year. With respect to variable annuity contracts issued on the life of self-employed persons under such plans, the maximum generally is the lesser of

     . $30,000, or

     . 25% of "earned income" (as defined in the Code).

  Self-employed persons must also make premium payments for their employees (who have met certain eligibility requirements) at least at the same rate as they do for themselves.

  Tax qualified plans may permit self-employed persons and their employees to make additional premium payments themselves (which are not deductible) of up to 10% of earned income or compensation.

  When we make annuity payments under an H.R. 10 contract, the payee must pay federal income taxes under the same rules that apply to such payments under corporate plans (discussed above).

  The tax treatment of annuity payments is also the same as under corporate plans (discussed above); as, in most respects, is the tax treatment of single sum payments.

  The same rules discussed above that determine for corporate plans (a) when annuity payments must commence and (b) the 10% penalty tax on certain early distributions also apply to H.R. 10 plans.

   CONTRACTS PURCHASED FOR "TOP-HEAVY" PLANS
   -----------------------------------------

  Certain corporate and H.R. 10 plans may fall within Section 416 of the Code's definition of "top-heavy plans." This can happen if the plan holds a significant amount of its assets for the benefit of "key employees" (as defined in the Code). You should consider whether your plan meets the definition. If so, you should take care to consider the special limitations applicable to top-heavy plans and the potentially adverse tax consequences to key employees.

   TAX-FREE ROLLOVERS
   ------------------

  The discussion above covers certain fully or partially tax-free "rollovers" from a regular IRA to a ROTH IRA. You may also make a tax-free rollover from

     . a regular IRA to another regular IRA,

     . any tax-qualified plan to a regular IRA,

     . any tax-qualified plan to another tax-qualified plan of the same type
       (i.e. TSA to TSA, corporate plan to corporate plan, etc.)

  We do not have to withhold tax if you roll over your entire distribution and you request us to pay it directly to the successor plan. Otherwise, 20% mandatory withholding will apply and reduce the amount you can roll over to the new plan, unless you add funds to the rollover from other sources. Consult a qualified tax adviser before taking such a distribution.

   SEE YOUR OWN TAX ADVISER
   ------------------------

  The above description of Federal income tax consequences to owners of and payees under contracts, and of the different kinds of tax qualified plans which may be funded by the contracts, is only a brief summary and is not intended as tax advice. The rules under the Code governing tax qualified plans are extremely complex and often difficult to understand. Changes to the tax laws may be enforced retroactively. Anything less than full compliance with the applicable rules, all of which are subject to change from time to time, can have adverse tax consequences. The taxation of an Annuitant or other payee has become so complex and confusing that great care must be taken to avoid pitfalls. For further information you should consult a qualified tax adviser.

PERFORMANCE INFORMATION

  We may advertise total return information about investments made in the variable investment options. We refer to this information as "Account level"
performance.   In our Account level advertisements, we usually calculate total return for 1, 5, and 10 year periods or since the beginning of the applicable variable investment option. Total return at the Account level is the percentage change between

     . the value of a hypothetical investment in a variable investment option at the beginning of the relevant period, and

     . the value at the end of such period.

  At Account level, total return reflects adjustments for

     . the mortality and expense risk charges,

     . the annual contract fee, and

     . any withdrawal charge payable if the owner surrenders his contract at the end of the relevant period.

Total return at the Account level does not, however, reflect any premium tax charges or any charges for optional benefit riders. Total return at the Account level will be lower than that at the Trust level where comparable charges are not deducted.

  We may also advertise total return in a non-standard format in conjunction with the standard format described above. The non-standard format is the same as the standard format except that it will not reflect any withdrawal charge.

  We may advertise "current yield" and "effective yield" for investments in the Money Market investment option. CURRENT YIELD refers to the income earned on your investment in the Money Market investment option over a 7-day period and then annualized. In other words, the income earned in the period is assumed to be earned every 7 days over a 52-week period and stated as a percentage of the investment.

  EFFECTIVE YIELD is calculated in a similar manner but, when annualized, the income earned by your investment is assumed to be reinvested and thus compounded over the 52-week period. Effective yield will be slightly higher than current yield because of this compounding effect of reinvestment.

  We also advertise current yield for investments in the other variable investment options. For investments in these options, we calculate current yield by the following formula:

          ----------------------------------------------
          the annualization of the income earned by a
          investment in the variable investment option
          during a recent 30-day period
                            DIVIDED BY
          the maximum offering price per unit of  the
          variable investment option at the end of such
          30-day period
          ----------------------------------------------


  In all cases, current yield and effective yield reflect all the recurring charges at the Account level, but will not reflect any premium tax, any withdrawal charge, or any charge for optional benefit riders.

 REPORTS

  At least annually, we will send you (1) a report showing the number and value of the accumulation units in your contract and (2) the financial statements of the Trusts.

 VOTING PRIVILEGES

  At meetings of the Trusts' shareholders, we will generally vote all the shares of each Fund that we hold in the Accounts in accordance with instructions we receive from the owners of contracts that participate in the corresponding variable investment option.

 CERTAIN CHANGES

  We reserve the right, subject to applicable law, including any required shareholder approval,

     . to transfer assets that we determine to be your assets from one of the Accounts to another separate account or investment option by withdrawing the same percentage of each investment in the Account with proper adjustments to avoid odd lots and fractions,

     . to add or delete variable investment options,

     . to change the underlying investment vehicles,

     . to operate the Accounts in any form permitted by law, and

     . to terminate an Account's registration under the 1940 Act, if such registration should no longer be legally required.

  Unless otherwise required under applicable laws and regulations, notice to or approval of owners will not be necessary for us to make such changes.

 DISTRIBUTION OF CONTRACTS

  John Hancock Funds, Inc. ("JHFI") acts as principal distributor of the contracts sold through this prospectus. JHFI is registered as a broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. Its address is 101 Huntington Avenue, Boston, Massachusetts 02199.

  You can purchase a contract through broker-dealers and certain financial institutions who have entered into selling agreements with JHFI and John Hancock and whose representatives are authorized by applicable law to sell annuity products. We do not expect the compensation to such broker-dealers and financial institutions to exceed 7.0% of premium payments. We offer these contracts on a continuous basis, but neither John Hancock nor JHFI is obligated to sell any particular amount of contracts. We reimburse JHFI for direct and indirect expenses actually incurred in connection with the marketing and sale of these contracts. JHFI is a subsidiary of John Hancock.

 IMPACT OF THE YEAR 2000 ISSUE

  The advent of the Year 2000 presents us with a technological challenge: making our systems function properly with respect to dates in the year 2000 and after. In response to that challenge, we have developed and are executing a plan to modify or replace significant portions of our computer informations systems and automated technologies. The plan involves coordination and testing with business partners in an effort to minimize the possibility that external factors will adversely impact our systems. We believe that, with modifications to existing systems and conversions to new technologies, the Year 2000 will not pose significant operational problems for our computer systems. However, if certain modifications and conversions are not made, or are not completed on time, the Year 2000 issue could have an adverse impact on our operations.

  We have substantially completed the process of remediating our systems and expect the compliance testing component of the project to be completed by June, 1999. This completion target was derived utilizing numerous assumptions of future events, including availability of certain resources and other factors.
 However, there can be no guarantee that this estimate will be achieved, that these steps will be sufficient or that actual results may not differ materially from those anticipated. For more information about the impact of the Year 2000 issue, refer to Note 15 to the Notes to the Financial Statements of John Hancock Mutual Life Insurance Company included in the Statement of Additional Information to this prospectus.

 REGISTRATION STATEMENT

  This prospectus omits certain information contained in the registration statement that we filed with the SEC. You can get more details from the SEC upon payment of prescribed fees or through the SEC's internet web site (www.sec.gov).

  Among other things, the registration statement contains a "Statement of Additional Information" that we will send you without charge upon request. The Table of Contents of the Statement of Additional Information lists the following subjects that it covers:

                                                                        page of SAI

VARIATIONS IN CHARGES ...................................................    2
DISTRIBUTION ............................................................    2
CALCULATION OF PERFORMANCE DATA .........................................    2
OTHER PERFORMANCE INFORMATION ...........................................    4
CALCULATION OF ANNUITY PAYMENTS .........................................    4
ADDITIONAL INFORMATION ABOUT DETERMINING
 UNIT VALUES ............................................................    6
PURCHASES AND  REDEMPTIONS OF FUND SHARES ...............................    7
THE ACCOUNTS ............................................................    7
DELAY OF CERTAIN PAYMENTS ...............................................    8
LIABILITY FOR TELEPHONE TRANSFERS .......................................    8
VOTING PRIVILEGES .......................................................    8
JOHN HANCOCK FINANCIAL STATEMENTS .......................................   10
SEPARATE ACCOUNT FINANCIAL STATEMENTS ...................................   23


 EXPERTS

  Ernst & Young LLP, independent auditors, have audited the financial statements of John Hancock Mutual Life Insurance Company and the Separate Accounts that appear in the Statement of Additional Information, which also is a part of the registration statement that contains this prospectus. Those financial statements are included in the registration statement in reliance upon Ernst & Young's reports given upon the firm's authority as experts in accounting and auditing.

                APPENDIX A - DETAILS ABOUT OUR GUARANTEED PERIODS

INVESTMENTS THAT SUPPORT OUR GUARANTEE PERIODS

  We back our obligations under the guarantee periods with John Hancock's general assets. Subject to applicable law, we have sole discretion over the investment of our general assets (including those held in our "non-unitized" separate account that primarily supports the guarantee periods). We invest these amounts in compliance with applicable state insurance laws and regulations concerning the nature and quality of our general investments.

  We invest the non-unitized separate account assets, according to our detailed investment policies and guidelines, in fixed income obligations, including:

     . corporate bonds,

     . mortgages,

     . mortgage-backed and asset-backed securities, and

     . government and agency issues.

  We invest primarily in domestic investment-grade securities. In addition, we use derivative contracts only for hedging purposes, to reduce ordinary business risks associated with changes in interest rates, and not for speculating on future changes in the financial markets. Notwithstanding the foregoing, we are not obligated to invest according to any particular strategy.

GUARANTEED INTEREST RATES

  We declare the guaranteed rates from time to time as market conditions and other factors dictate. We advise you of the guaranteed rate for a selected guarantee period at the time we:

     . receive your premium payment,

     . effectuate your transfer, or

     . renew your guarantee period.

  We have no specific formula for establishing the guaranteed rates for the guarantee periods. The rates may be influenced by interest rates generally available on the types of investments acquired with amounts allocated to the guarantee period. In determining guarantee rates, we may also consider, among other factors, the duration of the guarantee period, regulatory and tax requirements, sales and administrative expenses we bear, risks we assume, our profitability objectives, and general economic trends.

COMPUTATION OF MARKET VALUE ADJUSTMENT

  We determine the amount of the market value adjustment by multiplying the amount being taken from the guarantee period (before any applicable withdrawal charge) by a factor expressed by the following formula:

                                                  n
                                                  --
                                                  12
                                 (     1 + g     )
                                 ( ------------- )  - 1
                                 ( 1 + c + 0.005 )


  where,

     . G is the guaranteed rate in effect for the current guarantee period.

     . C is the current guaranteed rate in effect for new guarantee periods with duration equal to the number of years remaining in the current guarantee period (rounded to the nearest whole number of years). If we are not currently offering such a guarantee period, we will declare a guarantee rate, solely for this purpose, consistent with interest rates currently available.

     . N is the number of complete months from the date of withdrawal to the end of the current guarantee period. (If less than one complete month remains, N equals one unless the withdrawal is made on the last day of the guarantee period, in which case no adjustment applies.)

SAMPLE CALCULATION 1: POSITIVE ADJUSTMENT

-------------------------------------------------------------------------------------------------
Premium payment                                       $10,000
-------------------------------------------------------------------------------------------------
Guarantee period                                      7 years
-------------------------------------------------------------------------------------------------
Time of withdrawal or transfer                        beginning of 3rd year of guaranteed period
-------------------------------------------------------------------------------------------------
Amount withdrawn or transferred                       $11,664
-------------------------------------------------------------------------------------------------
Guaranteed rate (g)                                   8%
-------------------------------------------------------------------------------------------------
Guaranteed rate for new 5 year guarantee (c)          7%
-------------------------------------------------------------------------------------------------
Remaining guarantee period (n)                        60 months
-------------------------------------------------------------------------------------------------

 Maximum positive adjustment: $10,000 x (1.08/2/ - 1.03/2/) = $1,055

 (i.e., the maximum withdrawal adjusted for market value adjustment is $12,719, or $11,664 + $1,055)

MARKET VALUE ADJUSTMENT:

                                              60
                                              --
                                              12
                           [(    1 + 0.08    )      ]
                  11,664 x [(----------------)  - 1 ] = 273.79
                           [(1 + 0.07 + 0.005)      ]


Amount withdrawn or transferred (adjusted for market value adjustment): $11,664 + $273.79 = $11,937.79

SAMPLE CALCULATION 2: NEGATIVE ADJUSTMENT

-------------------------------------------------------------------------------------
Premium payment                          $10,000
-------------------------------------------------------------------------------------
Guarantee period                         7 years
-------------------------------------------------------------------------------------
Time of withdrawal or transfer           beginning of 3rd year of guaranteed period
-------------------------------------------------------------------------------------
Amount withdrawn or transferred          $11,664
-------------------------------------------------------------------------------------
Guaranteed rate (g)                      8%
-------------------------------------------------------------------------------------
Guaranteed rate for new 5 year           9%
guarantee (c)
-------------------------------------------------------------------------------------
Remaining guarantee period(n)            60 months
-------------------------------------------------------------------------------------

 Maximum negative adjustment: $10,000 x (1.08/2/ - 1.03/2/) = $1,055

(i.e., the maximum withdrawal adjusted for market value adjustment is $10,609,or $11,664 -$1,055)

MARKET VALUE ADJUSTMENT:

                                              60
                                              --
                                              12
                           [(    1 + 0.08    )      ]
                  11,664 x [(----------------)  - 1 ] = -777.31
                           [(1 + 0.09 + 0.005)      ]



Amount withdrawn or transferred (adjusted for money market adjustment): $11,664
- $777.31= $10,886.69

 SAMPLE CALCULATION 3: POSITIVE ADJUSTMENT LIMITED BY AMOUNT OF EXCESS INTEREST

-------------------------------------------------------------------------------------------------------
Premium payment                                            $10,000
-------------------------------------------------------------------------------------------------------
Existing guarantee period                                  7 years
-------------------------------------------------------------------------------------------------------
Time of withdrawal or transfer                             beginning of 3rd year of guaranteed period
-------------------------------------------------------------------------------------------------------
Amount withdrawn or transferred                            $11,664
-------------------------------------------------------------------------------------------------------
Guaranteed rate (g)                                        8%
-------------------------------------------------------------------------------------------------------
Guaranteed rate for new 5 year guarantee (c)               5%
-------------------------------------------------------------------------------------------------------
Remaining guarantee period(n)                              60 months
-------------------------------------------------------------------------------------------------------

 Amount of excess interest: $10,000 x (1.08 /2/ - 1.03/2 /) = $1,055

(i.e. the maximum withdrawal adjusted for market value adjustment is $12,719, or $11,664 + $1,055)

MARKET VALUE ADJUSTMENT:

                                            60
                                            --
                                            12
                         [(    1 + 0.08    )      ]
                11,664 x [(----------------)  - 1 ] = 1,449.06
                         [(1 + 0.05 + 0.005)      ]


Since the market value adjustment exceeds the amount of excess interest of $1,055, the actual market value adjustment is $1,055.

Amount withdrawn or transferred (adjusted for market value adjustment): $11,664 + $1,055 = $12,719

SAMPLE CALCULATION 4: NEGATIVE ADJUSTMENT LIMITED BY AMOUNT OF EXCESS INTEREST


------------------------------------------------------------------------------------------------
Premium payment                                     $10,000
------------------------------------------------------------------------------------------------
Guarantee period                                    7 years
------------------------------------------------------------------------------------------------
Time of withdrawal or transfer                      beginning of 3rd year of guaranteed period
------------------------------------------------------------------------------------------------
Amount withdrawn or transferred                     $11,664
------------------------------------------------------------------------------------------------
Guaranteed rate (g)                                 8%
------------------------------------------------------------------------------------------------
Guaranteed rate for new 5 year guarantee (c)        10%
------------------------------------------------------------------------------------------------
Remaining guarantee period(n)                       60 months
------------------------------------------------------------------------------------------------

Amount of excess interest: $10,000 x (1.08/2/ - 1.03/2/) = $1,055

(i.e., the minimum withdrawal adjusted for market value adjustment is $10,609, or $11,664 - $1,055)

MARKET VALUE ADJUSTMENT:
                                            60
                                            --
                                            12
                         [(    1 + 0.08    )      ]
                11,664 x [(----------------)  - 1 ] = -1,261.09
                         [(1 + 0.10 + 0.005)      ]


Since the market value adjustment exceeds the amount of excess interest of $1,055, the actual market value adjustment is -$1,055.

Amount withdrawn or transferred (adjusted for market value adjustment): $11,664
- $1,055 = $10,609

  ________________________________________________________________________

*All interest rates shown have been arbitrarily chosen for purposes of these examples. In most cases they will bear little or no relation to the rates we are actually guaranteeing at any time.

              APPENDIX B - EXAMPLE OF WITHDRAWAL CHARGE CALCULATION

ASSUME THE FOLLOWING FACTS:

  On January 1, 1996, you make a $5,000 initial premium payment and we issue you a contract.
  On January 1, 1997, you make a $1,000 premium payment
  On January 1, 1998, you make a $1,000 premium payment.
  On January 1, 1999, the total value of your contract is $7,500 because of good investment earnings.

  Now assume you make a partial withdrawal of $7,000 (no tax withholding) on
    January 2, 1999. In this case, assuming no prior withdrawals, we would
    deduct a CDSL of $272.34.   We withdraw a total of $7,272.34 from your
    contract.

  $7,000.00   --  withdrawal request payable to you
  +  272.34   --  withdrawal charge payable to us
  ---------
  $7,272.34   --   total amount withdrawn from your contract

HERE IS HOW WE DETERMINE THE WITHDRAWAL CHARGE:

  1. We FIRST distribute to you the $500 profit you have in your contract ($7,500 total contract value less $7,000 of premiums you have paid) under the free withdrawal provision.

  2. Next we repay to you the $500 premium you paid in 1996. Under the free withdrawal provision, $200 of that premium is charge free ($7,000 total premiums paid x 10%; less the $500 free withdrawal in the same contract year described in paragraph 1 above). We assess a withdrawal charge on the remaining balance of $4,800 from your 1996 premium. Because you made that premium payment 3 years ago, the withdrawal charge percentage is 4%. We deduct the resulting $176 from your contract to cover the withdrawal charge on your 1996 premium payment. We pay the remainder of $4,624 to you as a part of your withdrawal request.

  $5,000
   - 200  --  free withdrawal amount (payable to you)
  ------
  $4,800
   x .04
  ------
  $  176  --  withdrawal charge on 1996 premium payment (payable to us)

  $4,800
   - 176
  ------
  $4,624  --  part of withdrawal request payable to you

  3. We NEXT deem the entire amount of your 1997 PREMIUM PAYMENT to be withdrawn and we assess a withdrawal charge on that $1000 amount. Because you made this premium payment 2 years ago, the withdrawal charge percentage is 5%. We deduct the resulting $50 from your contract to cover the withdrawal charge on your 1998 premium payment. We pay the remainder of $950 to you as a part of your withdrawal request.

  $1000
   x.05
   ----
    $50   --  withdrawal charge on 1997 premium payment (payable to us)

  $1000
    -50
   ----
   $950   --   part of withdrawal request payable to you

  4. We NEXT determine what additional amount we need to withdraw to provide you with the total $7,000 you requested, after the deduction of the withdrawal charge on that additional amount. We have already allocated $500 from profits under paragraph 1 above, $200 of additional free withdrawal amount, $4,624 from your 1996 premium payment under paragraph 2, and $950 from your 1998 premium payment under paragraph 3. Therefore, $726 is needed to reach $7,000.

  $7,000   --   total withdrawal amount requested
     500   --   profit
    -200   --   free withdrawal amount
  -4,624   --   payment deemed from initial premium payment
    -950   --   payment deemed from 1997 premium payment
   -----
   $ 726   --   additional payment to you needed to reach $7,000

  We know that the withdrawal charge percentage for this remaining amount is 6%, because you are already deemed to have withdrawn all premiums you paid prior to 1998. We use the following formula to determine how much more we need to withdraw:

  Remainder due to you   =      Withdrawal needed - [applicable withdrawal
    charge percentage times withdrawal needed]

  $726     =   x - [.06x]
  $726     = .94x

  $ 726
  -----
   0.94    = x

  $772.34  = x

 $772.34  -- deemed withdrawn from 1998 premium payment
-$726.00  -- part of withdrawal request payable to you
--------
 $ 46.34  -- withdrawal charge on 1998 premium deemed withdrawn (payable to us)

                        REVOLUTION VALUE VARIABLE ANNUITY

         SUPPLEMENT DATE_______, 1999 TO PROSPECTUS DATED _______, 1999


  If your contract was issued in the state of New York, the following changes in the attached prospectus apply to your contract.

  On page __ of the prospectus, under the caption "Calculation of Market Value Adjustment ("MVA")," the first paragraph is replaced with the following paragraph:

  If you withdraw, surrender, transfer, or otherwise remove money from a guarantee period prior to its expiration date, we will apply a market value adjustment. A market value adjustment also generally applies to:

     . amounts you apply to an annuity option, and

     . amounts paid in a single sum in lieu of an annuity.

 A market value adjustment does not apply to the payment of a death benefit.

  Also on page 29 of the prospectus, under the caption "Calculation of Market Value Adjustment ("MVA")," the formula in the box is replaced with the following formula:

--------------------------------------------------------------------------------

 We compare
     . the guaranteed rate of the guarantee period from which the assets are being taken WITH
     . the guaranteed rate we are currently offering for guarantee periods of the same duration as remains on guarantee period from which the assets are being taken.
If the first rate exceeds the second by more than 1/4 %, the market value adjustment produces an increase in your contract's value.

If the first rate does not exceed the second by at least 1/4 %, the market value adjustment produces a decrease in your contract's value.
--------------------------------------------------------------------------------

  On page __ of the prospectus, under the caption "Standard Death Benefit," the words "adjusted by any then-applicable market value adjustment" are deleted from the first bullet.

  Also on page __ of the prospectus, under the sub-caption " Enhanced death benefit," the parenthetical "(adjusted by any market value adjustment)" is deleted from the second bullet.

  Appendix A is replaced by the following appendix.

  APPENDIX A - DETAILS ABOUT OUR GUARANTEED PERIODS FOR CONTRACTS ISSUED IN NEW
                                      YORK

INVESTMENTS THAT SUPPORT OUR GUARANTEE PERIODS

  We back our obligations under the guarantee periods with John Hancock's general assets. Subject to applicable law, we have sole discretion over the investment of our general assets (including those held in our "non-unitized" separate account that primarily supports the guarantee periods). We invest these amounts in compliance with applicable state insurance laws and regulations concerning the nature and quality of our general investments.

  We invest the non-unitized separate account assets, according to our detailed investment policies and guidelines, in fixed income obligations, including:

     . corporate bonds,

     . mortgages,

     . mortgage-backed and asset-backed securities, and

     . government and agency issues.

  We invest primarily in domestic investment-grade securities. In addition, we use derivative contracts only for hedging purposes, to reduce ordinary business risks associated with changes in interest rates, and not for speculating on future changes in the financial markets. Notwithstanding the foregoing, we are not obligated to invest according to any particular strategy.

GUARANTEED INTEREST RATES

  We declare the guaranteed rates from time to time as market conditions and other factors dictate. We advise you of the guaranteed rate for a selected guarantee period at the time we:

     . receive your premium payment,

     . effectuate your transfer, or

     . renew your guarantee period.

  We have no specific formula for establishing the guaranteed rates for the guarantee periods. The rates may be influenced by interest rates generally available on the types of investments acquired with amounts allocated to the guarantee period. In determining guarantee rates, we may also consider, among other factors, the duration of the guarantee period, regulatory and tax requirements, sales and administrative expenses we bear, risks we assume, our profitability objectives, and general economic trends.

COMPUTATION OF MARKET VALUE ADJUSTMENT

  We determine the amount of the market value adjustment by multiplying the amount being taken from the guarantee period (before any applicable withdrawal charge) by a factor expressed by the following formula:


                                              n
                                              --
                                              12
                              (     1 + g    )
                              (--------------)  - 1
                              (1 + c + 0.0025)


  where,

     . G is the guaranteed rate in effect for the current guarantee period.

     . C is the current guaranteed rate in effect for new guarantee periods with duration equal to the number of years remaining in the current guarantee period (rounded to the nearest whole number of years). If we are not currently offering such a guarantee period, we will declare a guarantee rate, solely for this purpose, consistent with interest rates currently available.

     . N is the number of complete months from the date of withdrawal to the end of the current guarantee period. (If less than one complete month remains, N equals one unless the withdrawal is made on the last day of the guarantee period, in which case no adjustment applies.)

SAMPLE CALCULATION 1: POSITIVE ADJUSTMENT

-------------------------------------------------------------------------------------
Premium payment                          $10,000
-------------------------------------------------------------------------------------
Guarantee period                         7 years
-------------------------------------------------------------------------------------
Time of withdrawal or transfer           beginning of 3rd year of guaranteed period
-------------------------------------------------------------------------------------
Amount withdrawn or transferred          $11,664
-------------------------------------------------------------------------------------
Guaranteed rate (g)                      8%
-------------------------------------------------------------------------------------
Guaranteed rate for new 5 year           7%
guarantee (c)
-------------------------------------------------------------------------------------
Remaining guarantee period (n)           60 months
-------------------------------------------------------------------------------------

Maximum positive adjustment: $10,000 x (1.08/2/ - 1.03/2/) = $1,055

(i.e., the maximum withdrawal adjusted for market value adjustment is $12,719, or $11,664 + $1,055)

MARKET VALUE ADJUSTMENT:

                                              60
                                              --
                                              12
                          [(    1 + 0.08     )      ]
                 11,664 x [(-----------------)  - 1 ] = 413.58
                          [(1 + 0.07 + 0.0025)      ]


Amount withdrawn or transferred (adjusted for market value adjustment): $11,664 + $413.58 = $12,077.58

SAMPLE CALCULATION 2: NEGATIVE ADJUSTMENT


-------------------------------------------------------------------------------------
Premium payment                          $10,000
-------------------------------------------------------------------------------------
Guarantee period                         7 years
-------------------------------------------------------------------------------------
Time of withdrawal or transfer           beginning of 3rd year of guaranteed period
-------------------------------------------------------------------------------------
Amount withdrawn or transferred          $11,664
-------------------------------------------------------------------------------------
Guaranteed rate (g)                      8%
-------------------------------------------------------------------------------------
Guaranteed rate for new 5 year           9%
guarantee (c)
-------------------------------------------------------------------------------------
Remaining guarantee period(n)            60 months
-------------------------------------------------------------------------------------


Maximum negative adjustment: $10,000 x (1.08/2/ - 1.03/2/) = $1,055

(i.e., the maximum withdrawal adjusted for market value adjustment is $10,609,or $11,664 -$1,055)

MARKET VALUE ADJUSTMENT:


                                         60
                                         --
                                         12
                     [(   1 + 0.08      )      ]
            11,664 X [(-----------------)  - 1 ] = -652.18
                     [(1 + 0.09 + 0.0025)      ]


Amount withdrawn or transferred (adjusted for money market adjustment): $11,664
- $652.18 = $11,011.82

 SAMPLE CALCULATION 3: POSITIVE ADJUSTMENT LIMITED BY AMOUNT OF EXCESS INTEREST


------------------------------------------------------------------------------------------------
Premium payment                                     $10,000
------------------------------------------------------------------------------------------------
Existing guarantee period                           7 years
------------------------------------------------------------------------------------------------
Time of withdrawal or transfer                      beginning of 3rd year of guaranteed period
------------------------------------------------------------------------------------------------
Amount withdrawn or transferred                     $11,664
------------------------------------------------------------------------------------------------
Guaranteed rate (g)                                 8%
------------------------------------------------------------------------------------------------
Guaranteed rate for new 5 year guarantee (c)        5%
------------------------------------------------------------------------------------------------
Remaining guarantee period(n)                       60 months
------------------------------------------------------------------------------------------------

Amount of excess interest: $10,000 x (1.08/2/ - 1.03/2/) = $1,055

(i.e. the maximum withdrawal adjusted for market value adjustment is $12,719, or $11,664 + $1,055)

MARKET VALUE ADJUSTMENT:


                                        60
                                        --
                                        12
                    [(    1 + 0.08     )      ]
           11,664 x [(-----------------)  - 1 ] = 1,605.54
                    [(1 + 0.05 + 0.0025)      ]


Since the market value adjustment exceeds the amount of excess interest of $1,055, the actual market value adjustment is $1,055.

Amount withdrawn or transferred (adjusted for market value adjustment): $11,664 + $1,055 = $12,719

SAMPLE CALCULATION 4: NEGATIVE ADJUSTMENT LIMITED BY AMOUNT OF EXCESS INTEREST


-----------------------------------------------------------------------------------------------
Premium payment                                    $10,000
-----------------------------------------------------------------------------------------------
Guarantee period                                   7 years
-----------------------------------------------------------------------------------------------
Time of withdrawal or transfer                     beginning of 3rd year of guaranteed period
-----------------------------------------------------------------------------------------------
Amount withdrawn or transferred                    $11,664
-----------------------------------------------------------------------------------------------
Guaranteed rate (g)                                8%
-----------------------------------------------------------------------------------------------
Guaranteed rate for new 5 year guarantee (c)       10%
-----------------------------------------------------------------------------------------------
Remaining guarantee period(n)                      60 months
-----------------------------------------------------------------------------------------------

Amount of excess interest: $10,000 x (1.08 /2/ - 1.03/2/) = $1,055

(i.e., the minimum withdrawal adjusted for market value adjustment is $10,609, or $11,664 - $1,055)

MARKET VALUE ADJUSTMENT:


                                        60
                                        --
                                        12
                    [(     1 + 0.08    )      ]
           11,664 x [(-----------------)  - 1 ] = -1,142.61
                    [(1 + 0.10 + 0.0025)      ]


Since the market value adjustment exceeds the amount of excess interest of $1,055, the actual market value adjustment is -$1,055.

Amount withdrawn or transferred (adjusted for market value adjustment): $11,664
- $1,055 = $10,609

  ________________________________________________________________________

*All interest rates shown have been arbitrarily chosen for purposes of these examples. In most cases they will bear little or no relation to the rates we are actually guaranteeing at any time.

                   JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

           DEFERRED COMBINATION FIXED AND VARIABLE ANNUITY CONTRACTS

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNTS H

                      STATEMENT OF ADDITIONAL INFORMATION

                               __________________


This statement of additional information ("SAI"), dated ____, 1999 is not a prospectus. It is intended that this SAI be read in conjunction with the prospectus of John Hancock Variable Annuity Account H (the "Account") dated ____, 1999, for the contracts being offered. Terms used in this SAI that are not otherwise defined herein have the same meanings given to them in the prospectus, unless the context requires otherwise. A copy of the prospectus may be obtained from the John Hancock Annuity Servicing Office, 529 Main Street (X-3), Charlestown, Massachusetts 02129, telephone number 1-800-732-5543.

                               TABLE OF CONTENTS
                               _________________



                                                                    PAGE OF SAI
                                                                    -----------
Variations in Charges ...............................................    2
Distribution ........................................................    2
Calculation of Performance Data .....................................    2
Other Performance Information .......................................    4
Calculation of Annuity Payments .....................................    5
Additional Information About Determining Unit Values ................    7
Purchases and Redemptions of Fund Shares ............................    8
The Account .........................................................    8
Delay of Certain Payments ...........................................    8
Liability for Telephone Transfers ...................................    9
Voting Privileges ...................................................    9
John Hancock Financial Statements ...................................   10
Separate Account Financial Statements ...............................   36

                             VARIATIONS IN CHARGES


     In the future, we may allow a reduction in or the elimination of the withdrawal charge, the charge for the Nursing Home Waiver of Withdrawal Charge rider, the charge for mortality and expense risks, the administrative services charge, the annual contract fee, the charge for the One Year Stepped-Up Death Benefit rider, or the charge for the Accidental Death Benefit rider. The affected contracts would involve sales to groups or classes of individuals in a manner resulting in a reduction in the expenses associated with the sale of such contracts and the benefits offered, or the costs associated with administering or maintaining the contracts.

     The entitlement to such a reduction in or elimination of charges and fees will be determined by John Hancock based upon factors such as the following:
 (1) the size of the initial premium payment, (2) the size of the group or class, (3) the total amount of premium payments expected to be received from the group or class and the manner in which premium payments are remitted, (4) the nature of the group or class for which the contracts are being purchased and the persistency expected from that group or class as well as the mortality risks associated with that group or class, (5) the purpose for which the contracts are being purchased and whether that purpose makes it likely that costs and expenses will be reduced, or (6) the level of commissions paid to selling broker-dealers or certain financial institutions with respect to contracts within the same group or class.

     We will make any reduction in charges or fees according to our rules in effect at the time an application for a contract is approved. We reserve the right to change these rules from time to time. Any variation in charges or fees will reflect differences in costs and services, will apply uniformly to all prospective contract purchasers in the group or class, and will not be unfairly discriminatory to the interests of any owner.

                                  DISTRIBUTION

     The distribution of the contracts through John Hancock Funds, Inc. ("JHFI") is continuous. Pursuant to a marketing and distribution agreement between John Hancock and JHFI, the amounts we paid JHFI under that agreement for such services were as follows:


                    YEAR              AMOUNT PAID TO JHFI
                    ----              -------------------
                    1998                   $4,655,842
                    1997                   $1,869,477
                    1996                       $0

                        CALCULATION OF PERFORMANCE DATA

     The Account may, from time to time, include in advertisements, sales literature and reports to owners or prospective investors information relating to the performance of its variable investment options. The performance information that may be presented is not an estimate or a guarantee of future investment performance, and does not represent the actual experience of amounts invested by a particular owner. Set out below is a description of the methods used in calculating the performance information for the variable investment options.

     The Account will calculate the average annual total return for each variable investment option (other than the Money Market option), according to the following formula prescribed by the SEC:

                             P x (1 + T) n = ERV

        where P = a hypothetical initial premium payment of $1,000 T = average annual total return n = number of years
                     ERV = ending redeemable value of a hypothetical $1,000 premium payment, made at the beginning of such period (or fractional portion thereof)

     Average annual total return is the annual compounded rate of return for a variable investment option that would have produced the ending redeemable value over the stated period if the performance remained constant throughout. The calculation assumes a single $1,000 premium payment made into the variable investment option at the beginning of the period and full redemption at the end of the period. It reflects adjustments for all Trust and contract level charges except any premium tax charge or charges for optional rider benefits described in the prospectus. The annual contract fee has been included as an annual percentage of assets.

     On the basis, the following table shows the average total return for each variable investment option for the periods ended December 31, 1998:

                         AVERAGE ANNUALIZED TOTAL RETURNS
--------------------------------------------------------------------------------------------
                                                                                  DATE OF
VARIABLE INVESTMENT OPTION*     YEAR TO DATE    1 YEAR**  5 YEAR   10 YEAR      INCEPTION***
---------------------------     ------------    ------    ------   -------      ---------
--------------------------------------------------------------------------------------------
  V.A. Sovereign Investors
--------------------------------------------------------------------------------------------
  V.A. Core Equity
--------------------------------------------------------------------------------------------
  Aggressive Balanced
--------------------------------------------------------------------------------------------
  Fidelity VIP Contrafund
--------------------------------------------------------------------------------------------
  Equity Index
--------------------------------------------------------------------------------------------
  Large Cap Value CORE
--------------------------------------------------------------------------------------------
  V.A. Financial Industries
--------------------------------------------------------------------------------------------
  Large Cap Aggressive Growth
--------------------------------------------------------------------------------------------
  Fidelity VIP Growth
--------------------------------------------------------------------------------------------
  MFS Growth
--------------------------------------------------------------------------------------------
  Large/Mid Cap Value
--------------------------------------------------------------------------------------------
  Mid Cap Blend
--------------------------------------------------------------------------------------------
  AIM V.I. Value
--------------------------------------------------------------------------------------------
  MFS Research
--------------------------------------------------------------------------------------------
  AIM V.I. Growth
--------------------------------------------------------------------------------------------
  Fundamental Mid Cap Growth
--------------------------------------------------------------------------------------------
  Small/Mid Cap CORE
--------------------------------------------------------------------------------------------
  Small/Mid Cap Value
--------------------------------------------------------------------------------------------
  Small/Mid Cap Growth
--------------------------------------------------------------------------------------------
  Small Cap Growth
--------------------------------------------------------------------------------------------
  MFS New Discovery
--------------------------------------------------------------------------------------------
  International Balanced
--------------------------------------------------------------------------------------------
  Templeton International
--------------------------------------------------------------------------------------------
  International Equity Index
--------------------------------------------------------------------------------------------
  Fidelity VIP Overseas
--------------------------------------------------------------------------------------------
  Templeton Developing Markets
--------------------------------------------------------------------------------------------
  Short-Term Bond
--------------------------------------------------------------------------------------------
  Bond Index
--------------------------------------------------------------------------------------------
  V.A. Bond
--------------------------------------------------------------------------------------------
  V.A. Strategic Income
--------------------------------------------------------------------------------------------
  High Yield Bond
--------------------------------------------------------------------------------------------
  V.A. Money Market
--------------------------------------------------------------------------------------------

* Absent expense reimbursement to certain Funds, total return figures for the related variable investment options would have been lower.

**   or since inception of the applicable Fund or its predecessor.

***  of the Fund or its predecessor.

     For the 7-day period ending December 31, 1998, the Money Market option's current yield was 4.4% and its effective yield was 4.5%.

     The Account will calculate current yield for each variable investment option (other than the Money Market option) according to the following formula prescribed by the SEC:

                                                6
                                 [( a - b      )     ]
                        Yield = 2[(------- + 1 ) - 1 ]
                                 [(  cd        )     ]


where:   a = net investment income earned during the period by the Fund whose shares are owned by the variable investment option b = expenses accrued for the period (net of any reimbursements) c = the average daily number of accumulation units outstanding during the period
         d = the offering price per accumulation unit on the last day of the period

     According to this formula, yield is determined by dividing the net investment income per accumulation unit earned during the period (minus the deduction for mortality and expense risk charge, administration charge and annual contract fee) by the accumulation unit value on the last day of the period and annualizing the resulting figure. The calculation is based on specified 30-day periods identified in the advertisement. Neither the withdrawal charge nor any charges for premium taxes or optional rider benefits are reflected in the calculation.

     The Account may calculate current yield and effective yield figures for the Money Market option. The current yield of the Money Market option for a seven-day period ("base period") will be computed by determining the "net change in value" (calculated as set forth below) of a hypothetical owner account having a balance of one unit at the beginning of the period, dividing the net change in account value by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by 365/7, with the resulting yield figure carried to the nearest hundredth of one percent. Net changes in value of the hypothetical owner account will include net investment income of that account (accrued daily dividends as declared by the Money Market Fund, less daily expenses of the Account) for the period, but will not include realized gains or losses or unrealized appreciation or depreciation on the underlying Money Market Fund shares. The mortality and expense risk charges, administration charge and contract fee are reflected, but the withdrawal charge and any charge for premium taxes and optional benefits are not.

     The effective yield reflects the effects of compounding and represents an annualization of the current return. The formula for effective yield, as prescribed by the SEC, is:

          Effective yield = (Base period return + 1)/(365/7)/ - 1


                         OTHER PERFORMANCE INFORMATION


     You can compare performance information at the Account level to other variable annuity separate accounts or other investment products surveyed by Lipper Analytical Services, Inc., an independent service that monitors and ranks the performance of investment companies.

     We also use Ibottson and Associates, CDA Weisenberger, and F.C. Towers for comparison purposes, as well as the Russell and Wilshire indexes. We may also use performance rankings and ratings reported periodically in national financial publications such as Money Magazine, Forbes, Business Week, The Wall Street Journal, Micropal, Inc., Morningstar, Stanger's and Barron's. Such performance figures are calculated in accordance with standardized methods established by each reporting service.

     We vote any shares held by the Account that are not attributable to contracts or for which instructions from owners are not received, in proportion to the instructions we have received from participants in the Account.

                        CALCULATION OF ANNUITY PAYMENTS


CALCULATION OF ANNUITY UNITS

     We use a measuring device called an "annuity unit" to help us compute the amount of each monthly payment that is based on a variable investment option. Each variable investment option has its own annuity unit with its own annuity unit value.

     The number of the contract's annuity units for each variable investment option normally doesn't change while the payee continues to receive payments, unless the payee makes a transfer from one variable investment option to another. The amount of each monthly annuity payment based on a variable investment option equals the number of the contract's annuity units in that option times the value of one such unit as of the tenth day preceding the payment's due date.

     To compute the amount of the first annuity payment that is based on any variable investment option, we first determine the amount of your contract's value that we will apply to that variable option. We do this as of 10 calendar days prior to the date the initial monthly annuity payment is due, in the manner described in the prospectus under "The annuity period - choosing fixed or variable annuity payments."

     For each variable investment option, we THEN divide:


                    ---------------------------------------
                        the resulting value (minus any
                               premium tax charge)

                                       by

                                     $1,000
                    ---------------------------------------

and multiply the result by

                    ---------------------------------------
                     the applicable annuity purchase rate
                     set forth in the contract and
                     reflecting

                     (1) the age and, possibly, sex of the
                     payee and

                     (2) the assumed investment rate
                     (discussed below)
                    ---------------------------------------

This computation determines the amount of initial monthly variable annuity payment to the annuitant from each variable investment option.

We then determine the number of annuity units to be credited to the contract from each of such variable investment options by dividing:


          -----------------------------------------------------------
           the amount of the initial monthly variable annuity payment from that variable annuity option

                                       BY

           the annuity unit value of that variable investment option as of 10 calendar days prior to the date the initial payment is due
          -----------------------------------------------------------


      For example, assume that 10 days before the date of maturity, a contract has credited to it 4000.000 accumulation units, each having a value of $12.000000. Assume, further, that the appropriate annuity purchase rate in the contract for an assumed investment rate of 3 1/2% is $5.47 per $1000 of proceeds for the annuity option elected. The first monthly annuity payment would be $262.56.


                          4000.000 x 12.000000 x 5.47
                          ---------------------------
                                     1,000


     If the value of an annuity unit 10 days before the date of maturity was $1.4000000, the number of annuity units represented by the first and subsequent payments would be 187.543 ($262.56/$1.4000000). If the annuity unit value 10 days before the due date of the second monthly payment was $1.405000, the amount of the second payment would be $263.50 (187.543 x $1.405000).

ANNUITY UNIT VALUES

     The value of the annuity units varies from day to day, depending on the investment performance of the variable investment option, the deductions made against the variable investment option, and the assumed investment rate used in computing annuity unit values. Thus, the variable monthly annuity payments vary in amount from month to month.

     We calculate annuity unit value separately for each variable investment option. As of the close of each business day, we calculate the value of one annuity unit by

(1) multiplying the immediately preceding annuity unit value by the sum of one plus the applicable net investment rate for the period subsequent to such preceding value and then

(2) multiplying this product by an adjustment factor to neutralize the assumed investment rate used in determining the amounts of annuity payable. If your contract has an assumed investment rate of 3 1/2% per year, the adjustment factor for a valuation period of one day would be 0.999905754. We neutralize the assumed investment rate by applying the adjustment factor so that the variable annuity payments will increase only if the actual net investment rate of the variable investment option exceeds 3 1/2% per year and will decrease only if is less than 3 1/2% per year.

     The amount of the initial variable monthly payment is determined on the assumption that the actual net investment rate of each variable investment option used in calculating the "net investment factor" (described below) will be equal on an annual basis to the "assumed investment rate" (described under "The annuity period - variable monthly annuity payments" in the prospectus). If the actual net investment rate between the dates for determining two monthly annuity payments is greater than the assumed investment rate, the latter monthly payment will be larger in amount than the former. On the other hand, if the actual net investment rate between the dates for determining two monthly annuity payments is less than the assumed investment rate, the latter monthly payment will be smaller in amount than the former.

MORTALITY TABLES

     The mortality tables used as a basis for both variable and fixed annuity purchase rates are the 1983a Mortality Tables, with projections of mortality improvements and with certain age adjustments based on the contract year of annuitization. The mortality table used in a Contract purchased in connection with certain employer-related plans and used in all contracts issued in Montana will be the Female Annuity Table of the 1983a Mortality Tables. The impact of this change will be lower benefits (5% to 15%) from a male's viewpoint than would otherwise be the case.

              ADDITIONAL INFORMATION ABOUT DETERMINING UNIT VALUES

     The general manner in which we compute annuity unit values is discussed above. Like annuity unit values, we calculate accumulation unit values separately for each variable investment option. As of the close of each business day, we calculate the value of one accumulation unit of a variable investment option by multiplying the immediately preceding accumulation unit value by the sum of one plus the applicable "net investment rate" for the period subsequent to such preceding value. See "Net investment rate" below.

NET INVESTMENT RATE

     For any period, the net investment rate for a variable investment option equals

(1) the percentage total investment return of the corresponding Fund for that period (assuming reinvestment of all dividends and other distributions from the Fund), less

(2) for each calendar day in the period, a deduction of 0.003425% (depending on the charge for mortality and expense risks) of the value of the variable investment option at the beginning of the period, and less

(3) a further adjustment in an appropriate amount if we ever elect to impose a charge for our income taxes.

ADJUSTMENT OF UNITS AND VALUES

     We reserve the right to change the number and value of the accumulation units and/or annuity units credited to your contract, without notice, provided that strict equity is preserved and the change does not otherwise affect the benefits, provisions, or investment return of your contract.

HYPOTHETICAL EXAMPLE ILLUSTRATING THE CALCULATION OF ACCUMULATION UNIT VALUES AND ANNUITY UNIT VALUES

     Assume at the beginning of the period being considered, the value of a particular variable investment option was $4,000,000. Investment income during the period totaled $2000, while capital gains were $3000 and capital losses were $1000. Assume also that we are not imposing any tax charge. Charges against the beginning value of the variable investment option amount to $137.00 assuming a one day period. The $137.00 was computed by multiplying the beginning value of $4,000,000 by the factor 0.00003425. By substituting in the first formula above, the net investment rate is equal to $3863.00 ($2000 + $3000 - $1000 -$137.00) divided by $4,000,000 or 0.0009658.

     Assume further that each accumulation unit had a value of $11.250000 on the previous business day, and the value of an annuity unit on such previous date was $1.0850000. Based upon the experience of the variable investment option during the period, the value of an accumulation unit at the end of the period would be $11.250000 x (1 + .0009658) or $11.260865. The value of an annuity unit at the end of the period would be

$1.0850000 x (1. + .0009658) x .999905754 or $1.085946.  The final figure,
 .999905754, neutralizes the effect of a 3 1/2% assumed investment rate so that the annuity unit's change in value reflects only the actual investment experience of the variable investment option.

                    PURCHASES AND REDEMPTIONS OF FUND SHARES

     John Hancock purchases and redeems Fund shares for the Account at their net asset value without any sales or redemption charges. Each available Fund issues its own separate series of Fund shares. Each such series represents an interest in one of the Funds of the Trusts, which corresponds to one of our variable investment options. Any dividend or capital gains distributions received by the Account will be reinvested in shares of that same Fund at their net asset value as of the dates paid.

     On each business day, the account purchases and redeems shares of each fund for each variable investment option based on, among other things, the amount of premium payments allocated to that option, dividends reinvested, and transfers to, from and among investment options, all to be effected as of that date. Such purchases and redemptions are effective at the net asset value per Trust share for each fund determined on that same date.

                                  THE ACCOUNT

     In addition to the assets attributable to contracts, the Account includes assets derived from charges made by and, possibly, funds contributed by John Hancock to commence operations of the variable investment option. From time to time these additional amounts may be transferred in cash by us to our general account. Before any such transfer, we will consider any possible adverse impact transfer might have on any variable investment option. The assets of one variable investment option are not necessarily legally insulated from liabilities associated with another variable investment option.

                           DELAY OF CERTAIN PAYMENTS

     Ordinarily, upon a surrender or partial withdrawal, we will pay the value of any accumulation units in a single sum within 7 days after receipt of a written request at our Annuity Servicing Office. However, redemption may be suspended and payment may be postponed under the following conditions:

(1) when the New York Stock Exchange is closed, other than customary weekend and holiday closings;

(2)  when trading on that Exchange is restricted;

(3) when an emergency exists as a result of which (a) disposal of securities in a variable investment option is not reasonably practicable or (b) it is not reasonably practicable to determine the value of the net assets of a variable investment option; or

(4) when a governmental body having jurisdiction over the Account by order permits such suspension.

Rules and regulations of the SEC, if any are applicable, will govern as to whether conditions in (2) or (3) exist.

     We may defer for up to 15 days the payment of any amount attributable to a premium payment made by check to allow the check reasonable time to clear.

     We may also defer payment of surrender proceeds payable out of any guarantee period for a period of up to 6 months.

                       LIABILITY FOR TELEPHONE TRANSFERS

     If you authorize telephone transfers, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone or fax instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against unauthorized transactions, and which are reasonably designed to confirm that instructions received by telephone are genuine. These procedures include

 .    requiring personal identification,

 .    tape recording calls, and

 .    providing written confirmation to the owner.

If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

                               VOTING PRIVILEGES

     Here's the formula we use to determine the number of Fund shares as to which you may give instructions:


                     ---------------------------------------
                      the total value of your accumulation
                      units value in a variable investment
                      option

                                   divided by

                      the net asset value of 1 share of the
                      corresponding Fund
                     ---------------------------------------


     At a shareholders' meeting, you may give instructions regarding:

 .    the election of the Board of Trustees,

 .    the ratification of the selection of independent auditors,

 .    the approval of the Trusts' investment management agreements,

 .    and other matters requiring a vote under the 1940 Act.

     The annuitant or other payee will also be entitled to give voting instructions with respect to the Fund shares corresponding to any variable investment option under which variable annuity payments are then being made. We determine the number of Fund shares for which the payee can give instructions by dividing the actuarially determined present value of the payee's annuity units that correspond to that Fund by the net asset value of one share of that Fund.

     We will furnish you information and forms so that you may give voting instructions.

     We may own Fund shares that we do not hold in any separate account whose participants are entitled to give voting instructions. We will vote such shares in proportion to the instructions we receive from all variable annuity contract and variable life insurance policy owners who give us instructions for that Fund's shares (including owners who participate in separate accounts other than the Account).

     We have designed your voting privileges based upon our understanding of the requirements of the federal securities laws. If the applicable laws, regulations, or interpretations change to eliminate or restrict the need for such voting privileges, we reserve the right to proceed in accordance with any such revised requirements.

PART C. OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS.

(A) FINANCIAL STATEMENTS.

     1. Condensed Financial Information. (To be filed by amendment)

     2. Statement of Assets and Liabilities, John Hancock Variable Annuity Account H. (To be filed by amendment)

     3. Statement of Operations, John Hancock Variable Annuity Account H. (To be filed by amendment)

     4. Statement of Changes in Net Assets, John Hancock Variable Annuity Account H. (To be filed by amendment)

     5. Notes to Financial Statements, John Hancock Variable Annuity Account H. (To be filed by amendment)

     6. Statement of Financial Position, John Hancock Mutual Life Insurance Company. (To be filed by amendment)

     7. Summary of Operations and Unassigned Deficit, John Hancock Mutual Life Insurance Company. (To be filed by amendment)

     8. Statement of Cash Flows, John Hancock Mutual Life Insurance Company. (To be filed by amendment)

     9. Notes to Financial Statements, John Hancock Mutual Life Insurance Company. (To be filed by amendment)

(B) EXHIBITS:

     1. John Hancock Mutual Life Insurance Company Board Resolution establishing the John Hancock Variable Annuity Account H, dated April 8, 1996.*

     2.   Not Applicable.

     3. (a) Form of Variable Annuity Contracts Marketing and Distribution Agreement Between John Hancock Mutual Life Insurance Company and John Hancock.*

       (b) Form of Soliciting Dealer Agreement between John Hancock Funds, Inc., and soliciting broker-dealers or financial institutions participating in distribution of Contracts.*

     4. (a) Form of group deferred combination fixed and variable annuity contract. (To be filed by amendment)

        (b) Form of group deferred combination fixed and variable annuity certificate. (To be filed by amendment)

       (c) Form of individual deferred combination fixed and variable annuity contract. (To be filed by amendment)

       (d) Form of nursing home waiver of CDSL rider.(To be filed by amendment)

       (e) Form of one year stepped-up death benefit rider. (To be filed by amendment)

       (f) Form of accidental death benefit rider. (To be filed by amendment)

     5.    Form of contract application. (To be filed by amendment)

     6. (a) Articles of Organization and By-Laws of John Hancock Mutual Life Insurance Company.*

     7.    Not Applicable.

     8. Form of Responsibility and Cost Allocation Agreement Between John Hancock Mutual Life Insurance Company and John Hancock Funds, Inc.*

     9.    Not Applicable.

     10.  (a) Representation of counsel. (To be filed by amendment)

          (b) Consent of independent auditors. (To be filed by amendment)

          (c) Powers of Attorney for all directors except Robert J. Tarr, Jr.,* Power of Attorney for director Robert J. Tarr, Jr.**

     11.  Not Applicable.

     12.  Not Applicable.

     13.  Diagram of Subsidiaries of John Hancock***

     14.  Not Applicable.

     27.  Not Applicable.

* Previously filed electronically with Form N-4EL (File nos. 333-08345 and 811-07711) on July 18, 1996, accession number 0000950109-96-004518.

** Previously filed electronically with 485BPOS (File nos. 333-08345 and 811-07711) on April 30, 1997, accession number 00001010521-97-000280.

***Previously filed electronically with 485BPOS (File Nos. 333-08345 and 811-07711) on April 29, 1999, accession number 0000950109-99-001624.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

         Directors                                 Principal Occupations
         ---------                                 ---------------------
Samuel W. Bodman                                  Chairman of the Board and Chief Executive
                                                  Officer, Cabot Corporation (chemicals)
Nelson S. Gifford                                 Principal, Fleetwing Capital Management
                                                  (financial services)
Kathleen F. Feldstein                             President, Economics Studies Inc. (economic
                                                  consulting)
E. James Morton                                   Director, former Chairman of the Board and
                                                  former Chief Executive Officer, John
                                                  Hancock
John M. Connors, Jr                               Chief Executive Officer and Director, Hill,
                                                  Holliday, Connors, Cosmopoulos, Inc.
                                                  (advertising)
Stephen L. Brown                                  Chairman of the Board and Chief Executive
                                                  Officer, John Hancock
I. MacAllister Booth                              Retired Chairman of the Board and Chief
                                                  Executive Officer, Polaroid Corporation
                                                  (photographic products)
Robert J. Tarr, J                                 Former President, Chief Executive Officer
                                                  and Chief Operations Officer, Harcourt
                                                  General, Inc. (publishing)
David F. D'Alessandro                             President and Chief Operating Officer, John
                                                  Hancock
Joan T. Bok                                       Chairman of the Board, New England Electric
                                                  System (electric utility)
Robert E. Fast                                    Senior Partner, Hale and Dorr (law firm)
Foster L. Aborn                                   Vice Chairman of the Board, John Hancock
Richard F. Syron                                  Chairman of the Board and Chief Executive
                                                  Officer, American Stock Exchange
Michael C. Hawley                                 President and Chief Operating Officer, The
                                                  Gillette Company (razors, etc.)
Wayne A. Budd                                     Group President, Bell Atlantic - New
                                                  England (telecommunications)
Edward H. Linde                                   President & CEO, Boston Properties, Inc.



Executive Officers
------------------
Diane M. Capstaf                 Executive Vice President
Thomas E. Moloney                Executive Vice President
Richard S. Scipione              General Counsel
Barry J. Rubenstein              Senior Vice President, Counsel and Secretary

The principal business address for each of the above-named directors and officers of John Hancock is John Hancock Mutual Life Insurance Company, John Hancock Place, P.O. Box 111, Boston, MA 02117.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

The Registrant is a separate account of John Hancock Mutual Life Insurance Company ("Company"), operated as a unit investment trust. The Registrant supports benefits payable under the Company's variable annuity contracts by investing in shares of John Hancock Declaration Trust ("Trust") a "series" type of mutual fund, registered under the Investment Company Act of 1940 ("Act") as an open-end management investment company. The Company may purchase Trust shares to provide initial capital for the Trust. The Registrant and other separate accounts of the Company, John Hancock Variable Life Insurance Company ("JHVLICO"), and other unaffiliated life insurance companies will own all of the Trust's other outstanding shares for the foreseeable future. The purchasers of variable annuity and any variable life insurance contracts, in connection with which the Trust is used, will have the opportunity to instruct the Company and JHVLICO with respect to the voting of the shares of the Trust held by the Registrant as to certain matters. Subject to the voting instructions, the Company will control the Registrant.

A diagram of the subsidiaries of the Company is incorporated by reference from
Exhibit 13 to Post-Effective Amendment No. 5 to Form N-4 Registration Statement of John Hancock Variable Annuity Account H (File No. 333-08345) filed April 29, 1999, accession number 0000950109-99-001624.

ITEM 27.  NUMBER OF CONTRACT OWNERS

Registrant had 3,923 Contract Owners as of March 31, 1999.

ITEM 28.  INDEMNIFICATION

Pursuant to Article 9 of the Company's Bylaws and Section 67 of the Massachusetts Business Corporation Law, the Company indemnifies each director, former director, officer, and former officer, and his heirs and legal representatives from liability incurred or imposed in connection with any legal action in which he may be involved by reason of any alleged act or omission as an officer or a director of the Company.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Securities Act") may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITERS

(a) JHFI acts as principal underwriter, depositor, sponsor or investment adviser for the following investment companies:

John Hancock Investment Trust
John Hancock Investment Trust II
John Hancock Investment Trust III
John Hancock Cash Reserve, Inc.
John Hancock Current Interest
John Hancock Bond Trust
John Hancock California Tax-Free Income Fund
John Hancock Capital Series
John Hancock Institutional Series Trust
John Hancock Variable Series Trust I
John Hancock Sovereign Bond Fund
John Hancock Special Equities Fund
John Hancock Strategic Series
John Hancock Tax-Exempt Series Fund
John Hancock Tax-Free Bond Trust
John Hancock World Fund
John Hancock Declaration Trust
John Hancock Variable Annuity Account JF
John Hancock Variable Annuity Account H
John Hancock Variable Annuity Account V (with respect to certain contracts)

(b) The following lists the names and positions with underwriter of the directors and officers of JHFI.

Foster L. Aborn          Director
Edward J. Boudreau, Jr.  Director and Chairman
Stephen L. Brown         Director
David F. D'Alessandro    Director
John M. DeCiccio         Director
William C. Fletcher      Director
Robert G. Freedman       Director
Anne C. Hodsdon          Director
David A. King            Director
Jeanne M. Livermore      Director
Thomas E. Moloney        Director
Richard S. Scipione      Director
Robert H. Watts          Director
Edward J. Boudreau, Jr.  Chairman, President and Chief Executive Officer
James V. Bowhers         President
Robert H. Watts          Executive Vice President and Chief Compliance Officer
Osbert M. Hood           Senior Vice President and Chief Financial Officer
John A. Morin            Vice President and Secretary
Anne C. Hodsdon          Executive Vice President
Anthony P. Petrucci      Executive Vice President

Kathleen M. Graveline    Senior Vice President
Richard O. Hansen        Senior Vice President
Keith Hartstein          Senior Vice President
Peter Mawn               Senior Vice President
Charles H. Womack        Senior Vice President
J. William Benintende    Vice President
Gary Cronin              Vice President
Renee  Humphrey          Vice President
Susan S. Newton          Vice President
Kristine Pancare         Vice President
Karen F. Walsh           Vice President
Griselda Lyman           Vice President
Mary Ellen Higgins       Second Vice President
Arthur J. Holzman, Jr.   Second Vice President and Assistant Treasurer
Marty Thomas             Second Vice President
William H. King          Assistant Treasurer
Andrew R. Lynch          Assistant Treasurer
Theresa Apruzzese        Assistant Secretary
Carmen M. Pelissier      Assistant Secretary

The business address for each of the above-named officers and directors is John Hancock Funds, Inc., 101 Huntington Avenue, Boston, Massachusetts 02199-7603.

     (c) Not Applicable.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

The following entities prepare, maintain, and preserve the records required by
Section 31(a) of the Act for the Registrant through written agreements between the parties to the effect that such services will be provided to the Registrant for such periods prescribed by the Rules and Regulations of the Commission under the Act and such records will be surrendered promptly on request:

The Company, John Hancock Place, P.O. Box 111, Boston, Massachusetts 02117, prepares, maintains and preserves all other records required by Section 31(a) of the Act.

ITEM 31.  MANAGEMENT SERVICES

Not applicable.

ITEM 32.  UNDERTAKINGS

(a) Registrant hereby undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant hereby undertakes to include as part of any application to purchase a Contract offered by the prospectus a space that an applicant can check to request a Statement of Additional Information, or to provide a toll-free telephone number that applicants may call for this purpose.

(c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under Form N-4 promptly upon written or oral request.

(d) Registrant represents that, in connection with the sale of the Contracts offered pursuant to this Registration Statement, it has complied with the conditions of the SEC no-action letter regarding the purchase of variable annuity contracts under retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code (American Council of Life Insurance (pub. avail. Nov. 28, 188)). Specifically, Registrant (1) has included appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in the prospectus; (2) will include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the Contracts; (3) will instruct sales representatives specifically to bring the redemption restrictions imposed by
Section 403(b)(11) to the attention of potential plan participants; and (4) will obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (a) the restrictions on redemptions imposed by Section 403(b)(11) and (b) the investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his Accumulated Value or Surrender Value.

(e) John Hancock Mutual Life Insurance Company represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, Registrant has caused this amendment to the registration statement to be signed on its behalf, in the City of Boston and the Commonwealth of Massachusetts, on the 17th day of June, 1999.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT H
                       (REGISTRANT)

                    By John Hancock Mutual Life Insurance Company

                    By /Stephen L. Brown/
                       ------------------
                        STEPHEN L. BROWN
                        Chairman of the Board and Chief Executive Officer

                    JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY
                       (DEPOSITOR)

                     By /Stephen L. Brown/
                        ------------------
                         STEPHEN L. BROWN
                         Chairman of the Board and Chief Executive Officer

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

 Name                            Title                           Date
 ----                            -----                            ----
/s/ Thomas E. Moloney                                            June 17, 1999
---------------------
Thomas E. Moloney              Chief Financial Officer
                              (Principal Financial Officer
                               and Principal Accounting
                               Officer)


/s/ Stephen L. Brown                                             June 17, 1999
--------------------
Stephen L. Brown              Chairman of the Board, Chief
                              Executive Officer and
                              Principal Executive Officer

as
Attorney-in-Fact
For:
Samuel W. Bodman                        Director
Nelson S. Gifford                       Director
E. James Morton                         Director

John M. Connors, Jr.                    Director
I. MacAllister Booth                    Director
Robert J. Tarr, Jr.                     Director
David F. D'Alessandro                   Director
Joan T. Bok                             Director
Robert F. Fast                          Director
Foster L. Aborn                         Director
Richard F. Syron                        Director
Michael C. Hawley                       Director
Edward H. Linde                         Director
Wayne A. Budd                           Directors